Greenside House, 50 Station Road, Wood Green, London N22 7TP
Telephone: 020 8918 3600

RECEIVED
2009 MAR -5 A 8:17

2nd March 2009

SUPPL

**SEC No. 82-34679**

Office of International Corporate Finance
Division of Corporation Finance
United States Securities & Exchange Commission
100 F Street NE
Mail Stop 3628
Washington DC 20549-2001
USA

[redacted]

09045459

Dear Sirs

Please find enclosed the following information submitted by William Hill PLC in reliance on Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended:

- UK Listing Authority announcements as follows:

  February 3rd; 6th; 6th; 11th; 13th; 19th; 20th; 27th; 27th; 27th; 27th

This letter and the information furnished herewith are provided with the understanding that they will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended. Neither this letter nor the information furnished herewith shall constitute an admission for any purpose that the Company is subject to that Act.

Yours faithfully

**Dennis Read**
*Deputy Company Secretary*

PROCESSED
MAR 0 9 2009
THOMSON REUTERS

Encs.

3/5



William Hill PLC. Registered Office: Greenside House, 50 Station Road, Wood Green, London N22 7TP. Reg. No. 4212563 England

**From:** William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
**Sent:** 03 February 2009 12:30
**To:** Sue Adler
**Subject:** Hemscott News Alert - William Hill PLC



RNS Number : 7122M
William Hill PLC
03 February 2009

The following notification was received yesterday by William Hill PLC, relating to major interests in shares of William Hill PLC.

Dennis Read, Deputy Company Secretary
3 February 2009

**TR-1: Notifications of Major Interests in Shares**

**1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:**
William Hill PLC

**2. Reason for the notification**
(please place an X inside the appropriate bracket/s):

An acquisition or disposal of voting rights: ( X )

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )
................

**3. Full name of person(s) subject to notification obligation:**
HSBC Holdings Plc

**4. Full name of shareholder(s)** (if different from 3) :
HSBC Bank plc
HSBC Financial Products (France)
Sinopia Asset Management (UK) Limited

**5. Date of transaction** (and date on which the threshold is crossed or reached if different):
30 January 2009

**6. Date on which issuer notified:**
2 February 2009

**7. Threshold(s) that is/are crossed or reached:**
6%

**8. Notified Details:**

**A: Voting rights attached to shares**

| **Class/type of shares if possible use ISIN CODE** | **Situation previous to the triggering transaction** | |
|---|---|---|
| | **Number of shares** | **Number of voting rights** |
| GB0031698896 | 27,652,710 | 27,652,710 |

| Class/type of shares if possible use ISIN CODE | Resulting situation after the triggering transaction<br>Number of shares | | | | |
|---|---|---|---|---|---|
| | Number of shares | Number of voting rights | | % of voting rights | |
| | Direct | Direct | Indirect | Direct | Indirect |
| GB0031698896 | 22,401,091 | 21,842,830 | 559,261 | 6.28% | 0.16% |

**B: Financial Instruments**
**Resulting situation after the triggering transaction**

| Type of financial instrument | Expiration date | Exercise/conversion period/date | No. of voting rights that may be acquired (if the instrument exercised/ converted) | % of voting rights |
|---|---|---|---|---|

**Total (A+B)**

| Number of voting rights | % of voting rights |
|---|---|
| 22,402,091 | 6.44 |

**9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable**

HSBC Holdings Plc

**Proxy Voting:**

**10. Name of proxy holder:**
N/A

**11. Number of voting rights proxy holder will cease to hold:**
N/A

**12. Date on which proxy holder will cease to hold voting rights:**
N/A

**13. Additional information:**
None

**14. Contact name:**
Baljeet Gill

**15. Contact telephone number:**
+44 (0) 20 7991 6555

## Sue Adler

**From:** William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
**Sent:** 06 February 2009 13:22
**To:** Sue Adler
**Subject:** Hemscott News Alert - William Hill PLC

RNS Number : 9420M
William Hill PLC
06 February 2009

6 February 2009

# William Hill PLC

## LR12.6.4 - Notification of Transfer of Shares out of Treasury

William Hill PLC (the Company) announces that on 5 February 2009, 11,755 ordinary shares held by the Company in treasury (treasury shares) were transferred to employees of the Company in satisfaction of their options under the Company's Savings Related Share Option Plan 2002. The exercise price of shares under option was 176 pence.

Following the above transfer of shares out of treasury, the Company has a total of 347,903,758 ordinary shares in issue, in addition 5,815,001 ordinary shares are held in treasury.

**Enquiries:**

Dennis Read    Deputy Company Secretary

**Sue Adler**

**From:** William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]

**Sent:** 06 February 2009 14:17

**To:** Sue Adler

**Subject:** Hemscott News Alert - William Hill PLC

RNS Number : 9459M
William Hill PLC
06 February 2009

The following notification was received yesterday by William Hill PLC, relating to major interests in shares of William Hill PLC.

Dennis Read, Deputy Company Secretary
6 February 2009

**TR-1: Notifications of Major Interests in Shares**

**1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:**
William Hill PLC

**2. Reason for the notification**
(please place an X inside the appropriate bracket/s):

An acquisition or disposal of voting rights: ( X )

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )
.................

**3. Full name of person(s) subject to notification obligation:**
HSBC Holdings Plc

**4. Full name of shareholder(s)** (if different from 3) :
HSBC Bank plc
HSBC Financial Products (France)
Sinopia Asset Management (UK) Limited

**5. Date of transaction** (and date on which the threshold is crossed or reached if different):
4 February 2009

**6. Date on which issuer notified:**
5 February 2009

**7. Threshold(s) that is/are crossed or reached:**
5%

**8. Notified Details:**

**A: Voting rights attached to shares**

| Class/type of shares if possible use ISIN CODE | Situation previous to the triggering transaction | |
|---|---|---|
| | **Number of shares** | **Number of voting rights** |
| GB0031698896 | 22,402,091 | 22,402,091 |

| Class/type of shares if possible use ISIN CODE | Number of shares | Resulting situation after the triggering transaction | | | |
|---|---|---|---|---|---|
| | | Number of voting rights | | % of voting rights | |
| | Direct | Direct | Indirect | Direct | Indirect |
| GB0031698896 | 20,646,756 | 20,087,495 | 559,261 | 5.77% | 0.16% |

**B: Financial Instruments**
**Resulting situation after the triggering transaction**

| Type of financial instrument | Expiration date | Exercise/conversion period/date | No. of voting rights that may be acquired (if the instrument exercised/ converted) | % of voting rights |
|---|---|---|---|---|

**Total (A+B)**

| Number of voting rights | % of voting rights |
|---|---|
| 20,646,756 | 5.93 |

**9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable**

HSBC Holdings Plc

**Proxy Voting:**

**10. Name of proxy holder:**
N/A

**11. Number of voting rights proxy holder will cease to hold:**
N/A

**12. Date on which proxy holder will cease to hold voting rights:**
N/A

**13. Additional information:**
None

**14. Contact name:**
Baljeet Gill

**15. Contact telephone number:**
+44 (0) 20 7991 6555



END

**Sue Adler**

**From:** William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
**Sent:** 11 February 2009 10:14
**To:** Sue Adler
**Subject:** Hemscott News Alert - William Hill PLC

RNS Number : 1402N
William Hill PLC
11 February 2009

The following notification was received on 9 February 2009 by William Hill PLC, relating to major interests in shares of William Hill PLC.

Dennis Read, Deputy Company Secretary
11 February 2009

**TR-1: Notifications of Major Interests in Shares**

**1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:**
William Hill PLC

**2. Reason for the notification**
(please place an X inside the appropriate bracket/s):

An acquisition or disposal of voting rights: ( X )

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )
.................

**3. Full name of person(s) subject to notification obligation:**
FMR LLC

**4. Full name of shareholder(s)** (if different from 3) :

| Shares Held | Management Company | Nominee/Registered Name |
|---|---|---|
| 494,400 | FMRCO | BANK OF NEW YORK |
| 112,000 | FMTC | BANK OF NEW YORK |
| 1,702,800 | FMRCO | BROWN BROTHERS HARRIMAN AND CO |
| 6,000 | PTC | BROWN BROTHERS HARRIMAN AND CO |
| 36,600 | FCL | CIBC MELLON TRUST |
| 11,649 600 | FMRCO | JP MORGAN CHASE BANK |
| 83,400 | FMTC | JP MORGAN CHASE BANK |
| 829,100 | FMRCO | MELLON BANK NA |
| 175,300 | FMTC | MELLON BANK NA |
| 284,400 | PTC | MELLON BANK NA |
| 24,700 | FMRCO | NORTHERN TRUST CO |
| 133,700 | FMTC | NORTHERN TRUST CO |
| 176,300 | FICL | STATE STR BK AND TR CO |
| 46,000 | FMR | STATE STR BK AND TR CO |
| 584,200 | FMRCO | STATE STR BK AND TR CO |
| 814,600 | FMTC | STATE STR BK AND TR CO |
| 89,800 | PTC | STATE STR BK AND TR CO |
| 29,000 | FCL | CIBC MELLON TRUST (C) |
| 196,700 | FCL | ROYAL TRUST TORONTO |

| | | |
|---|---|---|
| 31,200 | PTC | BANK OF NEW YORK MELLON |
| **17,499,800** | | **Grand Total Ordinary Shares** |

**5. Date of transaction** (and date on which the threshold is crossed or reached if different):
6 February 2009

**6. Date on which issuer notified:**
9 February 2009

**7. Threshold(s) that is/are crossed or reached:**
5%

**8. Notified Details:**

**A: Voting rights attached to shares**

| Class/type of shares if possible use ISIN CODE | Situation previous to the triggering transaction | |
|---|---|---|
| | Number of shares | Number of voting rights |
| ISIN GB0031698896 | 17,293,100 | 17,293,100 |
| | | |

| | Resulting situation after the triggering transaction | | | | |
|---|---|---|---|---|---|
| Class/type of shares if possible use ISIN CODE | Number of shares | Number of voting rights | | % of voting rights | |
| | Direct | Direct | Indirect | Direct | Indirect |
| ISIN GB0031698896 | 17,499,800 | 17,499,800 | Nil | 5.03% | Nil |

**B: Financial Instruments**
**Resulting situation after the triggering transaction**

| Type of financial instrument | Expiration date | Exercise/conversion period/date | No. of voting rights that may be acquired (if the instrument exercised/ converted) | % of voting rights |
|---|---|---|---|---|
| | | | | |

**Total (A+B)**

| Number of voting rights | % of voting rights |
|---|---|
| 17,499,800 | 5.03% |

**9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable**

FMR LLC is the parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds and FIL Management Trust Company (FMTC) and Pyramis Global Advisors Trust Company (PGATC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts and Pyramis Global Advisors LLC (PGALLC).

Proxy Voting:

**10. Name of proxy holder:**
FMR LLC

**11. Number of voting rights proxy holder will acquire to hold:**
206,700

**12. Date on which proxy holder will acquire to hold voting rights:**
6 February 2009

11/02/2009

**13. Additional information:**
None

**14. Contact name:**
Evangelos Karatzas

**15. Contact telephone number:**
Fil-regreporting@fil.com



END

**Sue Adler**

**From:** William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
**Sent:** 13 February 2009 15:23
**To:** Sue Adler
**Subject:** Hemscott News Alert - William Hill PLC

RNS Number : 3143N
William Hill PLC
13 February 2009

The following notification was received today by William Hill PLC, relating to major interests in shares of William Hill PLC.

Dennis Read, Deputy Company Secretary
13 February 2009

**TR-1: Notifications of Major Interests in Shares**

**1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:**
William Hill PLC

**2. Reason for the notification**
(please place an X inside the appropriate bracket/s):

An acquisition or disposal of voting rights: ( X )

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )
.................

**3. Full name of person(s) subject to notification obligation:**
HSBC Holdings Plc

**4. Full name of shareholder(s)** (if different from 3) :
HSBC Bank plc
HSBC Financial Products (France)
Sinopia Asset Management (UK) Limited

**5. Date of transaction** (and date on which the threshold is crossed or reached if different):
12 February 2009

**6. Date on which issuer notified:**
13 February 2009

**7. Threshold(s) that is/are crossed or reached:**
Below the notifiable level

**8. Notified Details:**

**A: Voting rights attached to shares**

| Class/type of shares if possible use ISIN CODE | Situation previous to the triggering transaction | |
|---|---|---|
| | Number of shares | Number of voting rights |
| GB0031698896 | 20,646,756 | 20,646,756 |

13/02/2009

| Class/type of shares if possible use ISIN CODE | Resulting situation after the triggering transaction | | | | |
|---|---|---|---|---|---|
| | Number of shares | Number of voting rights | | % of voting rights | |
| | Direct | Direct | Indirect | Direct | Indirect |
| GB0031698896 | Below the notifiable level | Below the notifiable level | Below the notifiable level | Below the notifiable level | Below the notifiable level |

**B: Financial Instruments**
**Resulting situation after the triggering transaction**

| Type of financial instrument | Expiration date | Exercise/conversion period/date | No. of voting rights that may be acquired (if the instrument exercised/ converted) | % of voting rights |
|---|---|---|---|---|

**Total (A+B)**

| Number of voting rights | % of voting rights |
|---|---|
| Below the notifiable level | Below the notifiable level |

**9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable**

HSBC Holdings Plc

**Proxy Voting:**

**10. Name of proxy holder:**
N/A

**11. Number of voting rights proxy holder will cease to hold:**
N/A

**12. Date on which proxy holder will cease to hold voting rights:**
N/A

**13. Additional information:**
None

**14. Contact name:**
Baljeet Gill

**15. Contact telephone number:**
+44 (0) 20 7991 6555



END

**Sue Adler**

**From:** William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]

**Sent:** 19 February 2009 10:11

**To:** Sue Adler

**Subject:** Hemscott News Alert - William Hill PLC

RNS Number : 5723N
William Hill PLC
19 February 2009

19 February 2009

## William Hill PLC

## LR12.6.4 - Notification of Transfer of Shares out of Treasury

William Hill PLC (the Company) announces that on 18 February 2009, 3,359 ordinary shares held by the Company in treasury (treasury shares) were transferred to employees of the Company in satisfaction of their options under the Company's Savings Related Share Option Plan 2002. The exercise price of shares under option was 176 pence.

Following the above transfer of shares out of treasury, the Company has a total of 347,907,117 ordinary shares in issue, in addition 5,811,642 ordinary shares are held in treasury.

**Enquiries:**


| | |
|---|---|
| Dennis Read | Deputy Company Secretary<br>020 8918 3723 |




END

**Sue Adler**

**From:** William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
**Sent:** 20 February 2009 16:16
**To:** Sue Adler
**Subject:** Hemscott News Alert - William Hill PLC

RNS Number : 6829N
William Hill PLC
20 February 2009

The following notification was received yesterday by William Hill PLC, relating to major interests in shares of William Hill PLC.

Dennis Read, Deputy Company Secretary
20 February 2009

**TR-1: Notifications of Major Interests in Shares**

**1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:**
William Hill PLC

**2. Reason for the notification**
(please place an X inside the appropriate bracket/s):

An acquisition or disposal of voting rights: ( X )

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )
................

**3. Full name of person(s) subject to notification obligation:**
BlackRock, Inc

**4. Full name of shareholder(s)** (if different from 3) :

**5. Date of transaction** (and date on which the threshold is crossed or reached if different):
18 February 2009

**6. Date on which issuer notified:**
19 February 2009

**7. Threshold(s) that is/are crossed or reached:**
Gone above 5%

**8. Notified Details:**

**A: Voting rights attached to shares**

| **Class/type of shares if possible use ISIN CODE** | **Situation previous to the triggering transaction** | |
|---|---|---|
| | **Number of shares** | **Number of voting rights** |
| GB0031698896 | N/A below 5% | N/A below 5% |

**Resulting situation after the triggering transaction**

20/02/2009

| Class/type of shares if possible use ISIN CODE | Number of shares | Number of voting rights | | % of voting rights | |
|---|---|---|---|---|---|
| | Direct | Direct | Indirect | Direct | Indirect |
| GB0031698896 | N/A | N/A | 17,628,205 | N/A | 5.06% |

**B: Financial Instruments**
**Resulting situation after the triggering transaction**

| Type of financial instrument | Expiration date | Exercise/conversion period/date | No. of voting rights that may be acquired (if the instrument exercised/ converted) | % of voting rights |
|---|---|---|---|---|

**Total (A+B)**

| Number of voting rights | % of voting rights |
|---|---|
| 17,628,205 | 5.06 |

**9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable**

BlackRock Investment Management (UK) Limited - 17,628,205 (5.06%)

**Proxy Voting:**

**10. Name of proxy holder:**
N/A

**11. Number of voting rights proxy holder will cease to hold:**
N/A

**12. Date on which proxy holder will cease to hold voting rights:**
N/A

**13. Additional information:**
None

**14. Contact name:**
Kai Chew

**15. Contact telephone number:**
+44 (0) 20 7743 2602

**16. Contact address:**
33 King William Street
London EC4R 9AS



END

HOLMGGZZVGFGLZM

**Sue Adler**

**From:** William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
**Sent:** 27 February 2009 09:44
**To:** Sue Adler
**Subject:** Hemscott News Alert - William Hill PLC

RNS Number : 9853N
William Hill PLC
27 February 2009

**William Hill PLC**

## Preliminary results for the 52 weeks ended 30 December 2008

27 February 2008

William Hill PLC (William Hill or the Group) (LSE: WMH) announces its preliminary results for the 52 weeks ended 30 December 2008 (the period).

| Financial highlights | 52 weeks ended 30 Dec 2008 (£m) | 53 weeks ended 1 Jan 2008 (£m) | % change vs 2007 (53 weeks) | % change vs 2007 (52 weeks) |
|---|---|---|---|---|
| Gross win* | 1,022.5 | 988.4 | +3% | +6% |
| Net revenue* | 963.7 | 933.6 | +3% | +6% |
| - Retail gross win | 837.9 | 802.6 | +4% | +7% |
| - Online net revenue | 125.1 | 113.0 | +11% | +13% |
| Operating profit** (pre-exceptional items) | 278.6 | 286.7 | -3% | -1% |
| Earnings per share-basic (pre-exceptional items) | 45.4p | 47.4p | -4% | |
| Earnings per share-diluted (pre-exceptional items) | 45.1p | 47.0p | -4% | |

*See p5 for explanation of gross win and net revenue
**Profit before interest, tax and exceptional items

**Highlights for the period to 30 December 2008**

- Robust trading performance in 2008, strong performance in last 11 weeks of 2008
- Strong recovery achieved in online business with 11% growth in net revenue and 18% increase in active accounts
- William Hill Online launched on 30 December 2008, creating one of Europe's leading online betting and gaming businesses
- New, enhanced online Sportsbook launched, providing richer site content, a full range of in-running betting opportunities, six language options and more local currency betting
- Tight control of underlying cost base with retail division held at +3%
- Net debt reduced by £86m to £1,022m, reflecting continued strong cash generation

**Refinancing**

- Previous bank facilities of £1.45bn, with the majority maturing in March 2010
- Funding requirement reduced to approximately £1.2bn
- New bank facilities obtained that, together with the Group's £250m existing bank facility, in aggregate, will provide funding of £838.5m
- Refinancing completed by fully underwritten rights issue to raise approximately £350m (net of expenses) on the basis of 1 new ordinary share for every 1 existing ordinary share
- Decision to issue equity driven by the dramatic deterioration in credit markets since August 2007, which has resulted in banks seeking to reduce their overall lending to borrowers. This has not made

it possible for William Hill to refinance the Group's existing bank facilities in full in the bank market

- Net proceeds of rights issue will be used to pay down borrowings and will therefore strengthen the Group's balance sheet and improve the Group's credit profile
- William Hill will not be paying a final 2008 dividend and expects to recommence with the 2009 interim dividend

Ralph Topping, Chief Executive of William Hill, commented:

"Despite the continued deterioration of market conditions and the associated pressures on the consumer, the Group has continued to perform well. The refinancing, combined with a focus on strong cost discipline, capital management and an enhanced online offering, mean that we will be financially and operationally stronger with a more robust balance sheet as we continue through this difficult economic period. William Hill is well placed to meet these challenges, with a resilient business model that we will continue to strengthen by widening our customer base and tailoring the products and services to meet customers' betting and gaming needs."

| Analyst and investor presentation | | | |
|---|---|---|---|
| **Meeting:**<br>9.00 a.m.<br>Smeaton Vaults<br>The Brewery<br>Chiswell Street<br>London EC1 | **Live conference call:**<br>Tel: 0800 634 5205<br>Int'l: +44 (0) 20 8817 9301 | **Archive conference call:**<br>Tel: +44 (0) 20 7769 6425<br>Int'l: +44 (0) 20 7769 6425<br>PIN: 1577020#<br>(available after the meeting until Friday, 6 March 2009) | **Webcast:**<br>www.williamhillplc.com<br>Available live and, until 27 February 2010, as an archive |

| Enquiries: | | |
|---|---|---|
| **William Hill PLC** | Ralph Topping, Chief Executive | Today: tel +44 (0) 20 7404 5959<br>Thereafter: tel +44 (0) 20 8918 3600 |
| | Simon Lane, Group Finance Director | |
| | Lyndsay Wright, Head of IR | |
| **Brunswick** | Fiona Antcliffe / Deborah Spencer | Tel: +44 (0) 20 7404 5959 |

**Notes to editors:**

William Hill is one of the UK's leading betting and gaming companies. It is one of the UK's largest bookmakers, and also operates in Ireland, with a total of approximately 2,300 LBOs in the UK that provide betting opportunities on a wide range of sporting and non-sporting events and, in the UK, offer gaming machines. The Group's online business, William Hill Online, is one of the leading European online betting and gaming business by profitability, providing sports betting, casino games, poker, bingo, numbers betting and skill games.

**Cautionary note regarding forward-looking statements**

These results include statements that are, or may be deemed to be, "forward-looking statements". These forward-looking statements can be identified by the use of forward-looking terminology, including the terms "believes", "estimates", "anticipates", "expects", "intends", "plans", "goal", "target", "aim", "may", "will", "would", "could" or "should" or, in each case, their negative or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout these results and the information incorporated by reference into these results and include statements regarding the intentions, beliefs or current expectations of the directors, William Hill or the Group concerning, amongst other things, the results of operations, financial condition, liquidity, prospects, growth, strategies and dividend policy of the William Hill and the industry in which it operates.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future and may be beyond William Hill's ability to control or predict. Forward-looking statements are not guarantees of future performance. The Group's actual results of operations, financial condition, liquidity, dividend policy and the development of the industry in which it operates may differ materially from the impression created by the forward-looking statements contain in these results and/or the information incorporated by reference into these results. In addition, even if the results of operations, financial condition, liquidity and dividend policy of the Group and the development of the industry in which it operates, are consistent with the forward-looking statements contained in these results and/or the information incorporated by reference into these results, those results or developments may not be indicative of results or developments in subsequent periods.

Other than in accordance with its legal or regulatory obligations (including under the Listing Rules, the Disclosure and Transparency Rules and the Prospectus Rules), William Hill does not undertake any obligation to update or

revise publicly any forward-looking statement, whether as a results of new information, future events or otherwise.

## Overview

### Trading overview

William Hill achieved a robust trading performance in 2008, with Group gross win of £1,022.5m, net revenue of £963.7m and operating profit of £278.6m. Gross win and net revenue were 6% higher on a 52-week comparison with 2007. The Group continued to show resilient trading through the final quarter of 2008 with gross win for the 11 weeks since we issued our Interim Management Statement increasing by 8% compared with 2007. Operating profit was 1% lower on a 52-week comparison with 2007. Basic earnings per share excluding exceptional items was 45.4p.

Our retail business, which accounts for 82% of the Group's gross win, delivered a strong trading performance in 2008 in spite of the challenging economic conditions. On a 52-week basis, gross win grew by 7% and operating profit by 7%. We have achieved this growth by continuing to invest in the development of our LBO estate and by implementing various cost management measures that kept the underlying cost increase in the period to 3%. This helped to offset some of the additional costs from the introduction of Turf TV as a second supplier of television pictures from racecourses into the LBOs and the first full-year effect of extended winter opening hours.

Shortly after Ralph Topping's appointment as Chief Executive in February 2008, we announced our intention to increase our focus on the growth opportunities in gaming and online gambling, having seen our leading position eroded over recent years. We achieved positive growth in our existing online business, delivering on a 52-week basis net revenue growth of 13%, operating profit growth of 10% and an 18% increase in active accounts.

More importantly, we established a strong platform for continued growth by addressing our key deficiencies in technology and capabilities. First, we launched our new Sportsbook on the industry-leading Orbis software platform, which offers customers significant improvements, such as richer site content and a full range of in-running betting opportunities. Second, we established William Hill Online as one of Europe's leading online betting and gaming businesses by combining our existing online sports betting and gaming business with certain assets acquired from Playtech.

The Board believes William Hill Online is well placed to capitalise on the significant growth projected to come from online betting and gaming over the next few years. Full integration will take up to nine months to complete but the team has already made good progress, including launching new poker and casino websites using Playtech's software. Once integrated, William Hill Online will be able to apply the skills of the specialised online marketing and customer management teams we acquired to all customers in the business and to cross-sell more effectively the full range of sports betting and gaming products that we offer, including the new Sportsbook. The online channel is our preferred approach for targeting betting and gaming customers internationally as it is the most cost-effective mechanism for reaching large, geographically diverse customer bases. Whilst land-based expansion remains a longer term opportunity, we recognise that the current economic climate is making such capital-intensive, long-term investments more challenging. As a result, we sold our Italian joint venture in July 2008. In Spain, we are now trading in 74 locations in Madrid and the Basque region and we are in discussion with Codere S.A.(Codere), our joint venture partner in Spain, as to the future strategic direction of the joint venture.

### Refinancing

As previously highlighted, we have been in dialogue with our banks regarding our borrowing facilities, £1.2bn of which are due to mature in March 2010. We have announced today that William Hill has entered into new bank facilities that, under a forward-start mechanism, and together with our £250m existing bank facility, will provide aggregate funding to the Group of £838.5m. In addition, the Board has announced today that the Group proposes to raise approximately £350m (net of expenses) by way of a fully underwritten 1 for 1 rights issue. Further details are disclosed in a separate news release also issued today.

The Board's decision to issue equity has been driven by the dramatic deterioration in credit markets since August 2007, which has resulted in banks seeking to reduce their overall lending to borrowers.

Notwithstanding the Group's continued trading resilience, strong cash generation and recent actions to reduce our funding requirements from £1.45bn to approximately £1.2bn and the reduction in net debt of £86m to £1,022m during 2008, the current credit market conditions have not made it possible for William Hill to refinance the Group's existing bank facilities in full in the bank market.

Together, the refinanced bank facilities and the proceeds from the fully underwritten rights issue will result in a significant decrease in the Group's net debt with an improved facility maturity profile and result in a strengthened balance sheet and improved credit ratios. The Board believes that, with the new bank facilities and the rights issue,

William Hill will have a robust capital structure and appropriate financial flexibility to enable the Group to continue to execute our growth strategy.

**Dividend**

William Hill will not be paying a final 2008 dividend. Following the Rights Issue, the Board expects to adopt a dividend policy based initially on a dividend cover of 2.5 times underlying earnings, with the intention of moving towards 2.0 times dividend cover over time. The Board expects to pay an interim and final dividend for 2009 in line with this dividend policy. The dividend policy is aimed at ensuring that shareholders continue to benefit from the successful growth and strong cash flows of the Group.

**Current trading and outlook**

Group net revenue in the first eight weeks to 24 February 2009 increased by 9%, including the contribution from our expanded online business, compared to the same period in 2008. This increase was achieved against a strong comparator period in 2008 and in spite of poor weather, with 57 UK race meetings cancelled as at 24 February 2009, compared with 26 in the same period in 2008. As a result of these factors, retail gross win increased by 2% compared to the same period in 2008. Within the retail channel, gaming machines continued to perform strongly, with gross win increasing by 13% compared to the same period in 2008. On 30 December 2008, we completed the transaction with Playtech which established William Hill Online. Since then, the online business has performed strongly, particularly in Sportsbook, bingo and skill games, and has increased net revenue by 54% compared with the same period in 2008, taking into account the acquired businesses. We expect William Hill Online to benefit going forward from offering our casino and poker gaming products via Playtech's software.

The Board remains confident about the prospects for the business, both in the UK retail market and in the online market. While it is unclear how the current economic climate might affect our business in the coming months, performance in 2008 as a whole, in the fourth quarter of the year and in 2009 to date has been resilient. The Board believes that this resilience is supported by the broader geographical base of the retail business across the UK, the expanding product range offered across the channels, the widening customer base, and the fact that betting and gaming remain low-ticket, entertainment-led activities.

Given the current economic climate, the Group is focused on maintaining tight cost control and capital management. During 2009, we expect to see further benefits accruing to our retail business from the cost initiatives implemented in 2008, including the new staffing model. At the same time, we will continue to invest in William Hill Online to achieve growth in revenue and overall customer numbers.

We reduced our capital expenditure significantly during 2008 and intend to maintain this lower level of expenditure during 2009. In addition, our capital expenditure approval process has become more stringent. During the coming year, we intend to focus our estate development programme on new LBO sites and re-sites where we expect to achieve the best rates of return.

## Business Review

**Change to reporting**

Historically, in addition to the "Amounts wagered" and "Revenue" numbers required under International Financial Reporting Standards (IFRS), we have provided a "Gross win" number for the Group and the principal channels. Gross win is used internally as a key performance indicator of the Group's business and the Board believes presentation of gross win enhances an investor's understanding of the Group's underlying financial condition and results of operations. It is calculated as the total amount that the Group retains from customers after paying out any winnings but before deducting VAT payable on income from gaming machines.

However, an alternative number, net revenue, has become widely reported among online betting and gaming companies. This is defined as gross win less VAT on gaming machines and fair-value adjustments for free bets, promotions and bonuses, which are used extensively in online operations but less so in retail. Given the growing importance of William Hill Online to the Group and to bring us in line with industry practice, the Board has decided to report net revenue for the Group and William Hill Online from this point forward. For clarity, we will continue to report gross win for the retail channel.

**Operating review**

The following table provides a summary of the key financial results from William Hill's principal activities:

| | Gross win | | Net revenue | | Operating profit before exceptional items | |
|---|---|---|---|---|---|---|
| | 2008 | 2007 | 2008 | 2007 | 2008 | 2007 |
| | £m | £m | £m | £m | £m | £m |
| Retail | 837.9 | 802.6 | 790.7 | 759.3 | 240.1 | 229.8 |
| Interactive | 136.7 | 124.5 | 125.1 | 113.0 | 54.6 | 50.9 |
| Telephone | 39.8 | 53.0 | 39.8 | 53.0 | 5.9 | 16.1 |
| Other | 8.1 | 8.3 | 8.1 | 8.3 | 1.2 | 1.1 |
| JVs | - | - | - | - | (5.8) | (2.6) |
| Associates | - | - | - | - | 2.9 | 3.3 |
| Central overheads | - | - | - | - | (20.3) | (11.9) |
| Total | 1,022.5 | 988.4 | 963.7 | 933.6 | 278.6 | 286.7 |

*Retail*

With approximately 2,300 LBOs in the UK and Ireland, William Hill is a leading operator in the UK retail betting and gaming industry.

Gross win from the retail channel grew in 2008 by 4% to £837.9m compared with the 53-week period in 2007 (7% on a 52-week basis). Gross win from the OTC business increased by 1% (3% on a 52-week basis). Gross win from machines increased by 10% (12% on a 52-week basis). Pre-exceptional operating profit increased by 4% (7% on a 52-week basis) to £240.1m, reflecting the growth in gross win and tight control of underlying costs that mitigated some of the impact of significant additional costs incurred in the year. Average net profitability per shop increased 3% to £104,469.

Football betting performed particularly well in spite of a poor Euro 2008, with favourable results in the second half of the year leading to an unusually high gross win margin. This more than offset the effect of a poor Royal Ascot and unfavourable horse racing results.

Overall, the growth in gross win was achieved through an increase in the average number of LBOs trading, the continued development of the estate, an increase in the number of gaming machines and the full-year impact of extended opening hours.

Through our LBO estate development and modernisation programme, we continue to expand our geographical footprint and to upgrade the location, facilities and size of our LBOs in order to drive incremental growth in the channel. We operate a rigorous process for prioritising capital expenditure for both maintenance of the estate and value-creating investments in order to achieve our target returns on capital. During 2008, we invested £23.6m in estate development and completed 226 projects, including opening 44 new LBOs and extending or re-siting 57 existing shops. At 30 December 2008, we had 2,271 LBOs in the UK and 48 in the Republic of Ireland (2007: 2,245 in the UK and 49 in the Republic of Ireland).

The average number of machines in the estate increased to 8,549 (2007: 8,382) in the period as a result of the expansion of the LBO estate. Machines continue to perform strongly, delivering an average net contribution per machine per week of £529 (2007: £466). This performance is the result of various initiatives, including improved marketing, renegotiation of the contract with our existing supplier of machines and introduction of a second supplier. This flexible supply arrangement is delivering the benefits we expected by encouraging product innovation and improved service performance.

Overall costs in the channel increased by 6% compared with the 53-week period in 2007 (8% on a 52-week basis). The principal increases were in staff costs, including those resulting from the opening of new LBOs and the first full-year impact of extended opening hours in winter, and the cost of adding a second supplier of television pictures, Turf TV, into the LBOs. The cost of Turf TV and extra content to support the extended opening hours increased the cost of pictures and data in our LBOs by 40%.

However, excluding these additional costs, the underlying cost base in the channel increased by 3% as a result of various initiatives we have implemented to control cost inflation. Using data gathered through our electronic-point-of-sale (EPOS) system, we have been able to introduce a more efficient staffing model and to adapt the extended winter opening hours within the estate in 2008. The EPOS system has fundamentally changed the role of front-end staff and enables them to interact with the customers more and has allowed us to change the staffing model to benefit from efficiencies. This technology also supported a detailed analysis of the impact of extended winter opening hours in 2007, when the entire estate was open until 9.30 p.m. Since extended opening hours is a significant additional cost, we have used the 2007 data to target more effectively where this was applied in 2008. Around 80% of the LBO estate is now open until 9.30 p.m.

*Interactive / Online*

Our online business, William Hill Interactive, achieved positive growth in 2008, delivering an 11% increase in net revenue to £125.1m (13% on a 52-week basis) and pre-exceptional operating profit of £54.6m, up 7% (10% on a 52-week basis). This was the result of several steps we took to address the under-performance seen in 2007. Having taken the decision to terminate the in-house NextGen technology programme, we freed up significant IT resources that we concentrated on delivering new content to build our gaming offering and introduced 60 new games during the year. We also improved cross-selling of products, as many of our existing gaming customers arrive via our Sportsbook, and increased advertising and marketing activities to attract new customers. As a result, we grew the number of active accounts (i.e., customers who placed a bet within the previous 12 months) by 18% from 432,000 at the start of the year to 510,000 at 30 December 2008.

This strong performance was reflected across both betting and gaming. Net revenues from gaming increased by 13% to £83.1m (16% on a 52-week basis), led by a particularly strong performance in bingo and skill games, which increased by 169% during the year. Casino also continued to grow, achieving a 15% increase compared with 2007. Net revenue from poker declined by 21%, reflecting the lack of liquidity on our existing platform. The launch of a new site in January 2009 on the Playtech software and highly liquid iPoker network (see "Creation of William Hill Online" below) is a significant step forward in returning this business to growth. Sportsbook net revenues increased by 6% to £42.0m (9% on a 52-week basis) after we made particular efforts to improve performance by improving site content, offering keener pricing and more actively managing our customer base. Recognising, however, that our ability to grow the Sportsbook was restricted by the constraints of the legacy technology on which it operated, we re-launched the Sportsbook on Orbis' technology platform in December 2008 and expect to see further growth in 2009 as a result. The new site has several significant benefits, including:

- richer content, such as streaming of live television coverage and radio commentary of sporting events;
- a full range of in-play betting opportunities, whereby customers can place bets on multiple potential occurrences during a live sporting event such as a football match;
- six language options; and
- more local currency betting.

This project was completed on time and on budget. We intend to add more functionality in 2009 and to increase further the number of in-running betting markets we offer.

*Creation of William Hill Online*

Even with these improvements in place, there remained areas of weakness in our online business, including the affiliate management system, poker liquidity and online marketing. The business had lacked continuous investment in previous years and we recognised that, while we could build these capabilities organically over a period of time, it was preferable to put them in place faster so that we could capitalise more quickly on the continuing growth in the online betting and gaming market.

The result was a transaction with Playtech Ltd that we announced on 20 October 2008 and, on its completion on 30 December 2008, the creation of William Hill Online. Through this transaction, we acquired certain assets, businesses and contracts from Playtech, in return for which Playtech received a 29% equity interest in the new business, William Hill Online. We have an option to acquire Playtech's interest in William Hill Online on an independent fair-value basis, exercisable at either four years or six years after completion of the original acquisition.

This transaction combined two highly complementary businesses to create one of the leading European online betting and gaming businesses. Our existing interactive business brought a strong brand, sports betting expertise and an established UK customer base and profit stream. The acquired assets brought online marketing and customer retention expertise, an extensive affiliate network designed to direct customers to the Group's websites and an established European customer base and profit stream. As a result of the transaction, approximately 160 marketing services employees based in Israel and approximately 110 customer services employees based in Bulgaria have joined William Hill Online. Historically, in comparison with our interactive business, these teams have achieved a lower acquisition cost per customer, higher customer lifetime values and a higher cross-selling performance, and we intend to apply these capabilities to the entire customer base. The affiliate network acquired from Playtech numbers more than 70,000, compared with our existing network of approximately 5,000.

We also entered into a software agreement with Playtech for a minimum of five years, which will enable us to benefit from Playtech's improved poker and casino software. In mid-January 2009, we launched new William Hill-branded casino and poker websites using Playtech's software. Our new poker site is part of Playtech's highly liquid iPoker network, which is the third largest poker network in the world and the largest poker network that does not accept customers from the US.

Integration of the acquired assets with our existing business is expected to be completed within six to nine months of completion of the transaction and is progressing well. We have established the management team and the joint venture Board. We intend to reorganise parts of the online operations in the coming months to improve further our operating efficiency. This is likely to involve relocating around 90 jobs, primarily relating to the Sportsbook, from

the UK to other countries where William Hill Online's operations are based. Our strategy for growing this business is focused around marketing, our geographical reach and product development. We aim to:

- seek to retain customers for a longer period by applying specialised online marketing and customer management skills and by cross-selling the full range of sports betting and gaming products;
- exploit the improved Sportsbook, poker and casino offerings; and
- acquire new customers in the UK and Europe and, over time, expand our customer base in other key countries.

During the first quarter of 2009, we will put in place the systems that will enable us to connect to the 70,000-strong affiliate network and to apply its marketing capability to all William Hill Online websites.

*Telephone*

William Hill has, we believe, one of the largest telephone-based betting businesses in the UK, with approximately 131,500 active customers as at 30 December 2008 (2007 - 146,000). This channel contributes approximately 4% of Group net revenue. Although some migration of customers to the internet has occurred, telephone betting still appeals to a core group of customers who prefer to speak to an individual when placing their bet.

In 2008, our Telephone channel generated gross win of £39.8m, which represents a 25% decrease on 2007 (23% on a 52-week basis) and pre-exceptional operating profit of £5.9m, a decrease of 63% (62% on a 52-week basis). This was the result of some unfavourable horse racing results, losses in relation to high-staking customers and a reduction in the number of customers. We are, however, continuing to see growth in areas such as football betting and we have taken steps during 2008 to address the overall decline, including changing management and adjusting staffing patterns to provide a 24-hour service. During 2009, we will be implementing a marketing campaign to promote the advantages of the service and continue to focus on strict cost control to ensure that this channel continues to contribute profits to the Group.

*International*

In 2007, we established joint-venture agreements with Codere to explore the potential to establish land-based operations in Italy and Spain.

In July 2008, we announced the sale of the entire issued share capital of our Italian joint venture, William Hill Codere Italia Srl (WHCI) to INTRALOT International Holdings Limited. The gross consideration agreed was €5.5m, which was shared equally between the Group and our joint venture partner, Codere. The sale followed a strategic review of WHCI within the Italian sports betting market. WHCI was initially set up as a joint venture to enter the Italian horse and sports betting market following a tender process in Italy for sports and horse race betting in 2006, in which the company was awarded 57 licences. The number of retail betting licences won by WHCI was insufficient in scale to provide an attractive long-term return. Options to grow within Italy through the acquisition of either existing or new licences were explored but the cost of acquisitions within the existing uncertain regulatory framework made further investment unattractive. This sale resulted in loss on disposal of £1.2m being reflected in the attached financial statements, in addition to operating losses of £1.6m incurred in the first six months of the year.

In Spain, where we have a joint venture with Codere, progress has been made in establishing operations in Madrid and the Basque Country, with 44 locations trading at the end of the year. Rollout has continued in 2009 and trading is now being conducted in 74 locations. Following the substantive investment of amounts originally committed by each party, we are in discussions with Codere as to the future strategic direction of the joint venture and the levels of future investment expected to be required to develop the business in Spain. In light of this and as a result of the deteriorating economic conditions in Spain, we have reviewed the carrying value of our joint venture and recorded an impairment charge of £5.4m against the book value of our investment in Spain.

**Regulation**

Since September 2007, the Gambling Commission has been responsible for implementing and policing the detailed regulations, licence conditions and guidance that govern gambling in Great Britain. We have worked actively with the Gambling Commission since its establishment and support its objective of regulating gambling in the public interest by keeping crime out of gambling, ensuring that gambling is conducted fairly and openly, and protecting children and vulnerable people from being harmed or exploited by gambling.

In March 2008, the Department of Culture, Media and Sport (DCMS) asked the Gambling Commission to prioritise identifying what further research could be done to understand the impact of high-stake, high-prize gaming machines on problem gamblers. In a preliminary report, the Gambling Commission has reported to the DCMS that there was no general agreement in the available research from Britain and other jurisdictions about how much these high-stake, high-prize gaming machines cause gamblers to become problem gamblers. The Gambling Commission is due to report back to the DCMS in full in June 2009.

In January 2009, the DCMS published a consultation paper proposing the introduction of a statutory levy on licensed operators under the Gambling Act 2005 to be used to fund research into, education about and the treatment of problem gambling. This is currently funded through a voluntary levy on all gambling operators. William Hill has always paid its full contribution. However, this has not been the case throughout the industry and the DCMS's consultation is exploring whether to make the levy compulsory. William Hill supports the voluntary levy and is working hard to ensure that the existing voluntary regime is retained. The 12-week consultation period ends in March 2009.

**Financial review**

*Gross win and net revenue*

Gross win and net revenue in 2008 were £1,022.5m and £963.7m, respectively (2007 - £988.4m and £933.6m). Both increased by 3% compared with 53 weeks in 2007 and by 6% on a 52-week comparison. The increase was attributable to the growth of the retail and interactive/online channels and was partially offset by a decrease in gross win in the telephone channel.

*Cost of sales*

Cost of sales includes taxes, levies and royalties relating to the operation of a betting and gaming company such as horse racing levy, greyhound racing levy, gross profit tax on the Group's gross win, Amusement Machine Licence Duty payable on gaming machines and royalties to third parties for software. Costs of sales decreased by 2% to £166.2m (2007 - £170.4m).

*Net operating expenses*

Net operating expenses, excluding exceptional items but including operating income, for the Group were £516.0m, an increase of 8%. A significant proportion of this increase relates to new costs associated with a full year of extended opening hours and the introduction of Turf TV as a second supplier of television pictures from race meetings into the LBOs.

Staff costs, which represented approximately half of our total costs, increased by 8%, primarily as a result of the full-year impact of extended opening hours and an increase in the average number of LBOs trading. The underlying cost increase included an inflation-based pay award and the rebasing of the LBO staff bonus scheme.

The increase in operating expenses also reflected increases in rent and rates, in part driven by an increase in average LBO size and the average number of LBOs trading, an increase in depreciation costs as a result of increased investment in the LBO estate and IT systems, and an increase in advertising and marketing costs in the retail and online channels.

*Other operating income*

Other operating income in 2008 was £6.9m, which includes revenues from the rental of properties and vending. This was lower than in 2007 as 2007 included the profit on disposal of part of our stake in SIS.

*Exceptional operating expenses*

There were exceptional operating expenses of £10.8m in the period, including £4.0m for reorganisation costs resulting from the Board's decision in 2007 to terminate an internal IT development programme in favour of establishing our new Sportsbook on the Orbis platform, £1.4m of integration costs for William Hill Online and £5.4m for the impairment of our investment in a joint venture with Codere in Spain.

*Share of results of associates and joint ventures*

These relate to the Group's share of profit from our associate SIS and our share of losses in respect of joint ventures in Spain and Italy. During 2007, we sold part of our holding in SIS, reducing our share of profits. Our share of results from the joint ventures with Codere in Spain and Italy was a loss of £5.8m. This was higher than the loss of £2.6m recorded in 2007, reflecting a longer trading period in the start-up phase of the Spain joint venture.

*Exceptional items*

We recorded exceptional items totalling £88.0m in 2008. This included: £86.4m profit on the sale of 29% of William Hill Online to Playtech in return for the assets acquired from Playtech; £2.8m profit on the sale-and-leaseback of 14 LBO properties; and a £1.2m impairment recognised on disposal of our interest in the joint venture with Codere in Italy.

*Finance costs*

Net finance costs in 2008 were £62.5m (2007 - £63.3m), which is in line with 2007 when adjusted for the additional week in 2007.

*Taxation*

Tax on profit was £59.3m in the year (2007 - £51.8m). The Group's effective tax rate reduced to 27% as a result of the reduction in the headline rate of UK corporation tax from 30% to 28% from 1 April 2008. Going forward, the Board expects the Group's effective tax rate to reduce further as a result of a greater proportion of operating profit coming from online activities based outside the UK.

*Earnings per share*

Basic pre-exceptional earnings per share has decreased to 45.4p against 47.4p in 2007. On a post-exceptional basis, basic earnings per share rose to 67.3p against 44.7p in 2007.

*Cashflow and net debt*

The Group generated net cash inflow from operating activities before financing and tax of £307.4m, a reduction of £3.3m or 1.1% on 2007. This decrease was a result of a lower pre-exceptional operating profit.

We invested £58.3m in capital expenditure in 2008, including £23.6m in our LBO estate development programme and £15.1m in the new Sportsbook. We paid £46.5m in net debt service costs, £38.1m in corporation tax and £80.8m in dividends.

Net debt for covenant purposes reduced to £1,022.1m as at 30 December 2008 (1 January 2008 - £1,108.2m).

**Risks and uncertainties**

The Board routinely monitors risks that could materially and adversely affect William Hill's business, financial condition and results of operations. The key risks are listed below.

*Risks relating to the betting and gaming industry*

- Increases in taxation and levies.
- Existing or potential laws and regulations in jurisdictions from which the Group accepts bets and wagers.
- The existence and/or enforcement of laws and regulations relating to the offer of betting and gaming products and services or the advertisement of such products and services via the internet.
- Regulation by certain authorities for the granting of licences and other approvals in each of the jurisdictions in which William Hill operates.
- Impact of relationships with governmental authorities and the principal bodies of sport and event industries.
- Potentially significant losses with respect to individual events or betting outcomes.
- Increases in sports-related payments.
- The impact of sports schedules.
- Technological change, particularly online.
- Economic conditions.
- Competition from other gambling operations.
- Negative publicity surrounding the gambling industry.

*Risks relating to the Group*

- Ability to integrate the acquired Playtech assets effectively and to realise all or any of the anticipated benefits of the establishment of William Hill Online.
- Impact of the Group's leverage and ability to service its debt
- High dependence on technology and advanced information systems, which may fail or be subject to disruption
- Impact of regulation regarding the use of personal customer data
- Dependence on third parties for the operation of our business
- Reliance on the experience and talent of key personnel and on our ability to recruit and retain qualified employees.
- Impact of a failure to determine accurately the odds at which William Hill will accept bets in relation to any particular event and/or any failure of the Group's risk management processes.

- Dependence on card payments.
- Infringement of our intellectual property by third parties or claims of infringement of third parties' rights.
- Dependence on maintaining and enhancing our brand
- The current deficit in the defined benefits section of the Group's pension plan.
- Impact of any fall in revenue, particularly given the Group's relatively high fixed costs base as a proportion of our total costs.
- Failure to detect the fraudulent activities of customers.
- Impact of currency fluctuations and hedging activities.

**Board of Directors**

During the course of the year, there were three changes to the Board of Directors.

In February 2008, Ralph Topping was appointed Chief Executive, having previously held various positions within the Group, including Group Director, Operations, with responsibility for the Group's UK-based operations, Retail Operations Director and Internet Director. He joined William Hill in 1973 and had been a member of the Board since April 2007.

In November 2008, Ashley Highfield was appointed a non-executive director. He is currently Managing Director and Vice President of Consumer and Online UK at Microsoft and has wide-ranging experience and knowledge of existing and emerging technologies.

In December 2008, Ian Spearing, Corporate Affairs Director, retired from the Board and the Group.

**2008 Annual Report and Accounts**

The 2008 Annual Report and Accounts, incorporating the audited financial statements, have been published today and are available via the Group's corporate website at www.williamhillplc.co.uk.

**Directors' responsibility statement**

The directors confirm that to the best of their knowledge:

1. the financial statements, prepared in accordance with the applicable set of accounting standards give a true and fair view of the assets, liabilities, financial position and profit or loss of the company and the undertakings included in the consolidation taken as a whole; and
2. the Business Review, which is incorporated into the director's report, includes a fair review of the development and performance of the business and the position of the company and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties they face.

This statement is in accordance with DTR 6.3 to cover our dissemination requirements.

**Going concern**

The directors have prepared the financial statements on a going concern basis consistent with their view, formed after making appropriate enquiries, that the Group is operationally and financially robust.

The Group meets its day-to-day working capital requirements through loan facilities, a substantial part of which is due for renewal on 1 March 2010. As outlined under 'Refinancing' in the overview section of this document, the Group has successfully concluded negotiations with its bankers for the renewal of these facilities in part and has agreed a fully underwritten rights issue to cover a potential funding shortfall. Whilst current economic conditions create uncertainty over the level of demand for the Group's products, the Group's forecasts and projections, taking account of reasonably possible changes in trading performance, show that the Group should be able to operate within the level of its new facilities. After making enquiries, the directors have a reasonable expectation that the Company and the Group have adequate resources to continue in operational existence for the foreseeable future. Accordingly, they continue to adopt the going concern basis in preparing the Annual Report and Accounts.

## William Hill PLC
## Consolidated Income Statement

for the 52 weeks ended 30 December 2008

| | **Before exceptional** | **Exceptional items** | **52 weeks ended 30 December 2008** | 53 weeks ended 1 January 2008 (as restated |
|---|---|---|---|---|

| | Notes | items £m | (note 3) £m | Total £m | note 1) £m |
|---|---|---|---|---|---|
| **Continuing Operations** | | | | | |
| **Amounts wagered** | | **15,553.9** | **-** | **15,553.9** | 14,797.1 |
| **Revenue** | 2 | **963.7** | **-** | **963.7** | 933.6 |
| Cost of sales | 2 | **(166.2)** | **-** | **(166.2)** | (170.4) |
| **Gross profit** | 2 | **797.5** | **-** | **797.5** | 763.2 |
| Other operating income | | **6.9** | **-** | **6.9** | 10.4 |
| Other operating expenses | | **(522.9)** | **-** | **(522.9)** | (487.6) |
| Exceptional operating expense | 3 | **-** | **(5.4)** | **(5.4)** | (20.9) |
| Share of results of associates and joint ventures | | **(2.9)** | **(5.4)** | **(8.3)** | 0.7 |
| **Operating profit** | | **278.6** | **(10.8)** | **267.8** | 265.8 |
| Exceptional items | 3 | **-** | **88.0** | **88.0** | 6.7 |
| Investment income | 4 | **27.0** | **-** | **27.0** | 24.3 |
| Finance costs | 5 | **(89.5)** | **-** | **(89.5)** | (87.6) |
| **Profit before tax** | 2 | **216.1** | **77.2** | **293.3** | 209.2 |
| Tax | 3,6 | **(58.3)** | **(1.0)** | **(59.3)** | (51.8) |
| **Profit for the period** | 9 | **157.8** | **76.2** | **234.0** | 157.4 |
| **Earnings per share (pence)** | | | | | |
| Basic | 8 | | | **67.3** | 44.7 |
| Diluted | 8 | | | **66.8** | 44.3 |

## Consolidated Statement of Recognised Income and Expense
for the 52 weeks ended 30 December 2008

| | Notes | 52 weeks ended 30 December 2008 £m | 53 weeks ended 1 January 2008 £m |
|---|---|---|---|
| Loss on cash flow hedges | | **(32.0)** | (1.6) |
| Actuarial (loss)/gain on defined benefit pension scheme | | **(31.5)** | 12.9 |
| Tax on items taken directly to equity | | **20.5** | (1.3) |
| **Net income recognised directly in equity** | 9 | **(43.0)** | 10.0 |
| Transferred to income statement on cash flow hedges | | **(9.6)** | (7.6) |
| Profit for the period | | **234.0** | 157.4 |
| **Total recognised income and expense for the period** | | **181.4** | 159.8 |

## William Hill PLC
## Consolidated Balance Sheet
as at 30 December 2008

| | Notes | 30 December 2008 £m | 1 January 2008 £m |
|---|---|---|---|
| **Non-current assets** | | | |
| Intangible assets | | **1,491.5** | 1,365.9 |
| Property, plant and equipment | | **209.6** | 214.7 |
| Interest in associates and joint ventures | | **6.6** | 12.7 |
| Deferred tax asset | | **19.6** | 1.9 |
| | | **1,727.3** | 1,595.2 |
| **Current assets** | | | |
| Inventories | | **0.5** | 0.6 |
| Trade and other receivables | | **31.6** | 32.3 |
| Cash and cash equivalents | | **76.5** | 69.4 |

| | | | |
|---|---|---|---|
| Derivative financial instruments | | - | 5.2 |
| | | **108.6** | 107.5 |
| **Total assets** | | **1,835.9** | 1,702.7 |
| | | | |
| **Current liabilities** | | | |
| Trade and other payables | | **(109.2)** | (90.8) |
| Current tax liabilities | | **(61.1)** | (51.8) |
| Borrowings | | **(0.8)** | (1.2) |
| Derivative financial instruments | | **(41.5)** | (4.7) |
| | | **(212.6)** | (148.5) |
| | | | |
| **Non-current liabilities** | | | |
| Borrowings | | **(1,068.4)** | (1,152.1) |
| Retirement benefit obligations | | **(25.9)** | (3.3) |
| Deferred tax liabilities | | **(171.4)** | (165.7) |
| | | **(1,265.7)** | (1,321.1) |
| | | | |
| **Total liabilities** | | **(1,478.3)** | (1,469.6) |
| | | | |
| **Net assets** | | **357.6** | 233.1 |
| | | | |
| **Equity** | | | |
| Called-up share capital | 9 | **35.4** | 35.4 |
| Capital redemption reserve | 9 | **6.8** | 6.8 |
| Merger reserve | 9 | **(26.1)** | (26.1) |
| Own shares held | 9 | **(31.1)** | (34.4) |
| Hedging and translation reserves | 9 | **(26.2)** | 3.2 |
| Retained earnings | 9 | **389.3** | 248.2 |
| Equity attributable to equity holders of the parent | | **348.1** | 233.1 |
| Minority interest | 10 | **9.5** | - |
| **Total equity** | | **357.6** | 233.1 |

The financial statements were approved by the Board of directors and authorised for issue on 27 February 2009 and are signed on its behalf by:

| | |
|---|---|
| **RJTopping** | **SP Lane** |
| Director | Director |

## William Hill PLC
## Consolidated Cash Flow Statement
for the 52 weeks ended 30 December 2008

| | Notes | **52 weeks ended 30 December 2008** | 53 weeks ended 1 January 2008 |
|---|---|---|---|
| | | **£m** | £m |
| **Net cash from operating activities** | 12 | **209.9** | 149.6 |
| | | | |
| **Investing activities** | | | |
| Dividend from associate | | **2.9** | 2.0 |
| Interest received | | **12.9** | 11.6 |
| Proceeds on disposal of property, plant and equipment | | **1.6** | 5.7 |
| Proceeds on disposal of shares in joint ventures and associates | | **2.1** | 1.8 |
| Proceeds on exceptional sale of freehold properties | | **4.5** | 9.8 |
| Purchases of property, plant and equipment | | **(28.0)** | (42.8) |
| Purchases of betting licences | | **(0.4)** | (5.3) |
| Expenditure on computer software | | **(25.0)** | (15.8) |

| | | | |
|---|---|---|---|
| Acquisition of subsidiaries | | **(1.5)** | (25.2) |
| Investment in joint ventures | | **(6.2)** | (8.2) |
| **Net cash used in investing activities** | | **(37.1)** | (66.4) |
| | | | |
| **Financing activities** | | | |
| Purchase of own shares | | **-** | (47.9) |
| SAYE share option redemptions | | **0.7** | 4.4 |
| Dividends paid | 7 | **(80.8)** | (78.5) |
| Repayments of borrowings | | **(85.6)** | - |
| New bank loans raised | | **-** | 9.7 |
| Collar premiums paid | | **-** | (0.2) |
| **Net cash used in financing activities** | | **(165.7)** | (112.5) |
| | | | |
| Net increase/(decrease) in cash and cash equivalents in the period | | **7.1** | (29.3) |
| Cash and cash equivalents at start of period | | **69.4** | 98.7 |
| **Cash and cash equivalents at end of period** | | **76.5** | 69.4 |

## William Hill PLC
## Notes to the Group Financial Statements

### 1. Basis of accounting

**General information**

William Hill PLC is a company incorporated in the United Kingdom under the Companies Act 1985. The address of the registered office is Greenside House, 50 Station Road, London, N22 7TP.

These financial statements are presented in pounds sterling because that is the currency of the primary economic environment in which the Group operates.

**Adoption of new and revised standards**

In preparing the Group financial statements for the current year the Group has adopted the following new International Financial Reporting Standards (IFRS), amendments to IFRS and International Financial Reporting Interpretations Committee (IFRIC) interpretations which have not had a significant effect on the results or net assets of the Group:

| | |
|---|---|
| IFRS 7 | Financial Instruments: Disclosures; |
| IFRIC 11 | IFRS 2 - Group and Treasury Share Transactions; and |
| IFRIC 14 | IAS 19 - The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction. |

At the date of authorisation of these Group financial statements, the following Standards and Interpretations, which have not been applied in these Group financial statements, were in issue but not yet effective:

| | |
|---|---|
| IFRS 1 (amended) | IAS 27 (amended) - Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate; |
| IFRS 2 (amended) | Share-based Payment - Vesting Conditions and Cancellations; |
| IFRS 3 (revised 2008) | Business Combinations; |
| IFRS 8 | Operating segments; |
| IAS 1 (revised 2007) | Presentation of Financial Statements; |
| IAS 23 (revised 2007) | Borrowing Costs; |
| IAS 27 (revised 2008) | Consolidated and Separate Financial Statements; |
| IAS 32 (amended) | IAS 1 (amended) - Puttable Financial Instruments and Obligations Arising on Liquidation; |
| IFRIC 12 | Service Concession Arrangements; |
| IFRIC 13 | Customer Loyalty Programmes; |
| IFRIC 15 | Agreements for the Construction of Real Estate; |
| IFRIC 16 | Hedges of a Net Investment in a Foreign Operation; and |
| IFRIC 17 | Distributions of Non-cash Assets to Owners. |

The Directors anticipate that the adoption of these Standards and Interpretations in future periods will have no material impact on the financial statements of the Group.

The financial statements for the 52 weeks ended 30 December 2008, which have been approved by a committee of the Board of Directors on 26 February 2009, have been prepared on the basis of accounting policies set out in the Group's statutory accounts for the 53 weeks ended 1 January 2008. This preliminary report should therefore be read in conjunction with the 2007 financial statements.

The financial statements set out in this preliminary announcement do not constitute the Company's statutory accounts for the 52 week period ended 30 December 2008 or the 53 week period ended 1 January 2008, but is derived from those accounts. Statutory accounts for the 53 week period ended 1 January 2008 have been delivered to the Registrar of Companies and those for the 52 week period ended 30 December 2008 will be delivered following the Company's Annual General Meeting. The auditors have reported on those accounts and their reports were unqualified and did not contain statements under section 237(2) or (3) Companies Act 1985.

Whilst the financial information included in this preliminary announcement has been computed in accordance with IFRS, this announcement does not itself contain sufficient information to comply with IFRS. The Company has published full financial statements that comply with IFRS on 27 February 2009.

**Basis of accounting**

The Group financial statements have been prepared in accordance with IFRS. The Group financial statements have also been prepared in accordance with IFRS adopted by the European Union and therefore the Group financial statements comply with Article 4 of the EU IAS Regulation.

The financial statements have been prepared on the historical cost basis, except for the revaluation of certain financial instruments.

**Basis of consolidation**

The Group financial statements incorporate the financial statements of the Company and entities controlled by the Company (its subsidiaries) made up to 30 December 2008. Control is achieved where the Company has the power to govern the financial and operating policies of an investee entity so as to obtain benefits from its activities.

The results of subsidiaries acquired or disposed of during the period are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate. Where necessary, adjustments are made to the financial statements of subsidiaries to bring the accounting policies used into line with those used by the Group. All intra-Group transactions, balances, income and expenses are eliminated on consolidation.

*Business combination*

On acquisition, the assets, liabilities and contingent liabilities of a subsidiary are measured at their fair values at the date of acquisition. Any excess of the cost of acquisition over the fair values of the identifiable net assets acquired is recognised as goodwill. Any deficiency of the cost of acquisition below the fair values of the identifiable net assets acquired (i.e. discount on acquisition) is credited to profit and loss in the period of acquisition.

**Changes in accounting policies and restatement of comparatives**

As a result of the purchase of the business and assets from Playtech Limited described in note 11, the Group has reviewed its revenue recognition policy and treatment of customer bonus schemes and other promotions. The Group has noted that the treatment of these items has developed over the past few years and has revised its presentation of these items in line with current industry practice and has consequently restated a number of lines within the Consolidated Income Statement. The change does not impact operating profit and is shown below:

| | **52 weeks ended 30 December 2008 £m** | 53 weeks ended 1 January 2008 £m |
|---|---|---|
| Revenue (as previously stated) | **972.7** | 940.4 |
| Adjustment for customer bonus schemes and other promotions | **(9.0)** | (6.8) |
| Revenue restated | **963.7** | 933.6 |
| Cost of sales (as previously stated) | **(172.6)** | (174.2) |
| Adjustment for customer bonus schemes and other promotions | **6.4** | 3.8 |
| Cost of sales restated | **(166.2)** | (170.4) |
| Other operating expenses (as previously stated) | **(525.5)** | (490.6) |
| Adjustment for customer bonus schemes and other promotions | **2.6** | 3.0 |
| Other operating expenses restated | **(522.9)** | (487.6) |

**2. Segment of information**

For management purposes, the Group is currently organised into three operating divisions - Retail, Interactive and Telephone. These divisions are the basis on which the Group reports its primary segment information.

Business segment information for the 52 weeks ended 30 December 2008:

| | Retail £m | Interactive £m | Telephone £m | Other £m | Corporate £m | Group £m |
|---|---|---|---|---|---|---|
| Amounts wagered | 13,567.0 | 1,414.8 | 545.0 | 27.1 | - | 15,553.9 |
| Payout | (12,776.3) | (1,289.7) | (505.2) | (19.0) | - | (14,590.2) |
| **Revenue** | **790.7** | **125.1** | **39.8** | **8.1** | - | **963.7** |
| GPT, duty, levies and other cost of sales | (135.6) | (20.4) | (9.2) | (1.0) | - | (166.2) |
| Gross profit | 655.1 | 104.7 | 30.6 | 7.1 | - | 797.5 |
| Depreciation | (28.0) | (4.4) | (1.1) | (0.3) | (2.1) | (35.9) |
| Other administrative expenses | (387.0) | (45.7) | (23.6) | (5.6) | (18.2) | (480.1) |
| Exceptional operating expense | - | (5.4) | - | - | - | (5.4) |
| **Segment operating profit/(loss) pre-exceptional items** | **240.1** | **49.2** | **5.9** | **1.2** | **(20.3)** | **276.1** |
| Exceptional items | - | 86.4 | - | - | 2.8 | 89.2 |
| **Segment operating profit/(loss) after exceptional items** | **240.1** | **135.6** | **5.9** | **1.2** | **(17.5)** | **365.3** |
| Share of result of associate, joint ventures, and impairment charges | | | | | (9.5) | (9.5) |
| Investment income | | | | | 27.0 | 27.0 |
| Finance costs | | | | | (89.5) | (89.5) |
| **(Loss)/profit before tax** | | | | | **(89.5)** | **293.3** |
| **Balance sheet information** | | | | | | |
| Total segment assets | 1,363.9 | 261.0 | 90.0 | 15.5 | 85.9 | 1,816.3 |
| Total segment liabilities | (38.6) | (39.0) | (8.9) | (0.3) | (1,181.7) | (1,268.5) |
| Investment in associates and joint ventures | - | - | - | - | 6.6 | 6.6 |
| Capital additions | 29.5 | 17.4 | 4.9 | 0.3 | - | 52.1 |
| Included within Total assets: | | | | | | |
| Goodwill | 687.8 | 183.9 | 80.4 | 7.1 | - | 959.2 |
| Other intangibles with indefinite lives | 484.3 | - | - | - | - | 484.3 |

Business segment information for the 53 weeks ended 1 January 2008 (Restated):

| | Retail £m | Interactive £m | Telephone £m | Other £m | Corporate £m | Group £m |
|---|---|---|---|---|---|---|
| Amounts wagered | 13,022.5 | 1,186.8 | 559.2 | 28.6 | - | 14,797.1 |
| Payout | (12,263.2) | (1,073.8) | (506.2) | (20.3) | - | (13,863.5) |
| **Revenue** | **759.3** | **113.0** | **53.0** | **8.3** | - | **933.6** |
| GPT, duty, levies and other cost of sales | (137.6) | (19.4) | (12.3) | (1.1) | - | (170.4) |
| Gross profit | 621.7 | 93.6 | 40.7 | 7.2 | - | 763.2 |
| Depreciation | (26.1) | (6.9) | (1.5) | (0.3) | (1.1) | (35.9) |
| Other administrative expenses | (365.8) | (35.8) | (23.1) | (5.8) | (10.8) | (441.3) |
| Exceptional operating expense | - | (20.9) | - | - | - | (20.9) |
| **Segment operating profit/ (loss) pre-exceptional items** | **229.8** | **30.0** | **16.1** | **1.1** | **(11.9)** | **265.1** |
| Exceptional items | - | - | - | - | 6.7 | 6.7 |
| **Segment operating profit/(loss) after exceptional items** | **229.8** | **30.0** | **16.1** | **1.1** | (5.2) | 271.8 |
| Share of result of associate and joint ventures | | | | | 0.7 | 0.7 |
| Investment income | | | | | 24.3 | 24.3 |
| Finance costs | | | | | (87.6) | (87.6) |
| **Profit/(loss) before tax** | | | | | **(67.8)** | **209.2** |

| **Balance sheet information** | | | | | | |
|---|---|---|---|---|---|---|
| Total segment assets | 1,386.4 | 117.9 | 85.0 | 16.3 | 95.2 | 1,700.8 |
| Total segment liabilities | (53.5) | (25.3) | (5.7) | (0.5) | (1,189.5) | (1,274.5) |
| Investment in associates and joint ventures | - | - | - | - | 12.7 | 12.7 |
| Capital additions | 42.2 | 16.1 | 1.4 | 0.1 | 1.0 | 60.8 |
| Included within Total assets: | | | | | | |
| Goodwill | 687.8 | 97.2 | 80.4 | 7.1 | - | 872.5 |
| Other intangibles with indefinite lives | 483.9 | - | - | - | - | 483.9 |

The Retail distribution channel comprises all activity undertaken in LBOs including gaming machines. The interactive segment comprises all activity undertaken on-line including an online sportsbook, online casino, online poker sites and other gaming products. The telephone segment comprises the Group's telephone betting services including telephone bet capture positions at its call centres in Leeds and Sheffield. Other activities include on-course betting and greyhound stadia operations.

Net assets/(liabilities) have been allocated by segment where assets and liabilities can be identified with a particular channel. Corporate net assets include, net borrowings, and pension liability as well as any assets and liabilities that cannot be allocated to a particular channel other than on an arbitrary basis.

There are no inter-segmental sales within the Group.

In accordance with IAS 14 'Segment Reporting', segment information by geographical location is not presented as the Group's revenue and profits arise primarily from customers in the United Kingdom with significantly less than 10% (the minimum required by IAS 14 to necessitate disclosure) of revenue and profits generated from customers outside of this jurisdiction. Similarly, only a small portion of the Group's net assets is located outside of the United Kingdom.

**Reconciliation of segment assets /(liabilities) to the consolidated balance sheet**

| | **Assets** | | **Liabilities** | |
|---|---|---|---|---|
| | **30 December 2008 £m** | 1 January 2008 £m | **30 December 2008 £m** | 1 January 2008 £m |
| Total segment assets/(liabilities) | **1816.3** | 1,700.8 | **(1,268.5)** | (1,274.5) |
| Current tax assets/(liabilities) | **-** | - | **(38.4)** | (29.4) |
| Deferred assets/(liabilities) | **19.6** | 1.9 | **(171.4)** | (165.7) |
| Total assets/(liabilities) | **1,835.9** | 1,702.7 | **(1,478.3)** | (1,469.6) |

### 3. Exceptional items

Exceptional items are those items the Group considers to be one-off or material in nature that should be brought to the reader's attention, in understanding the Group's financial performance. Exceptional items are as follows:

| | **52 weeks ended 30 December 2008 £m** | 53 weeks ended 1 January 2008 £m |
|---|---|---|
| **Operating** | | |
| Impairment of assets and costs in relation to termination of NextGen programme[1] | **(4.0)** | (20.9) |
| Integration costs in respect of William Hill Online [2] | **(1.4)** | - |
| Impairment of joint ventures [3] | **(5.4)** | - |
| | **(10.8)** | (20.9) |
| **Non-Operating** | | |
| Gain on disposal of William Hill Online [4] | **86.4** | - |
| Sale and leaseback of LBO properties [5] | **2.8** | 6.7 |
| Loss on disposal of joint venture [6] | **(1.2)** | - |
| | **88.0** | 6.7 |

| | | |
|---|---|---|
| Total exceptional items | **77.2** | (14.2) |

1. In November 2007 the Board of directors instigated a review of the NextGen programme. As a result of the review the programme was terminated. This decision resulted in an impairment charge of £20.9m in the 53 weeks ended 1 January 2008. The charge consisted of £20.5m internally developed software, and £0.4m computer hardware equipment. During the 52 weeks ended 30 December 2008 further costs of £4.0m have been incurred relating to this decision. There have been no impairments in the 52 weeks ended 30 December 2008.
2. Integration costs of £1.4m have been incurred in relation to the WH Online transaction.
3. The Group is currently in discussions with Codere (its joint venture partner) as to the future direction and levels of investment required for its joint ventures in Spain, following the substantive investment of amounts originally committed by each party. In light of this and as a result of the deteriorating economic conditions in Spain, the Group has reviewed the carrying value of its Spanish joint ventures as required by IAS 31'impairment of assets'. This has resulted in an impairment charge of £5.4m. The interest in its Spanish joint ventures has been impaired to its recoverable amount, based on a value in use calculation, taking into account the current circumstances described above.
4. WH Online - in October 2008 the Group announced its intention to buy certain assets and companies from Playtech Limited in return for a share in its online business. The sale of part of its online business was completed on 30 December 2008 and generated a gain of £86.4m. Further details of the transaction are given in note 11. The tax charge on this gain is low as there is not a disposal of the underlying assets for tax purposes.
5. Income arose from the sale and leaseback of 14 (1 January 2008 - 24) LBO properties and is shown net of costs.
6. On 2 July 2008 the Group announced the sale of its Italian joint venture company, William Hill Codere Italia Srl to INTRALOT Italia spa. This has resulted in a loss on disposal.

Exceptional tax (charges)/credit are as follows:

| | **52 weeks ended 30 December 2008 £m** | 53 weeks ended 1 January 2008 £m |
|---|---|---|
| Tax relief expected in respect of assets impairment and costs in relation to the termination of the NextGen programme [1] | **1.1** | 5.9 |
| Integration costs in respect of William Hill Online [2] | **0.3** | - |
| Impairment of joint ventures [3] | **-** | - |
| Gain on disposal of William Hill Online [4] | **(1.7)** | - |
| Deferred tax charge on held over capital gain on sale and leaseback of LBO's [5] | **(0.7)** | (1.4) |
| | **(1.0)** | 4.5 |

## 4. Investment income

| | **52 weeks ended 30 December 2008 £m** | 53 weeks ended 1 January 2008 £m |
|---|---|---|
| Interest on bank deposits | **3.3** | 4.0 |
| Fair value gains on interest rate swaps and collars transferred from equity for cash flow hedges of floating rate debt | **9.6** | 7.6 |
| Expected return on pension scheme assets | **14.1** | 12.7 |
| | **27.0** | 24.3 |

## 5. Finance cost

| | 52 weeks ended 30 December 2008 £m | 53 weeks ended 1 January 2008 £m |
|---|---|---|
| Interest payable and similar charges: | | |
| Bank loans and overdrafts | **74.9** | 74.4 |
| Amortisation of finance costs | **1.8** | 1.5 |
| Net interest payable | **76.7** | 75.9 |
| Interest on pension scheme liabilities | **12.8** | 11.7 |
| | **89.5** | 87.6 |

## 6. Tax on profit on ordinary activities

The tax charge comprises:

| | 52 weeks ended 30 December 2008 £m | 53 weeks ended 1 January 2008 £m |
|---|---|---|
| Current tax: | | |
| UK corporation tax at 28.5% (2007 - 30%) | **63.4** | 61.6 |
| UK corporation tax - prior periods | **(7.4)** | (4.7) |
| Total current tax charge | **56.0** | 56.9 |
| Deferred tax: | | |
| Origination and reversal of timing differences | **2.0** | 1.4 |
| Impact from changes in statutory tax rates | **-** | (11.3) |
| Adjustment in respect of prior years | **1.3** | 4.8 |
| Total deferred tax charge/(credit) | **3.3** | (5.1) |
| Total tax on profit on ordinary activities | **59.3** | 51.8 |

The effective tax rate in respect of ordinary activities before exceptional costs and excluding associate and joint venture income is 26.6% (53 weeks ended 1 January 2008 - 25.3%). The effective tax rate in respect of ordinary activities after exceptional items and excluding share of results of associates and joint ventures was 20.0% (53 weeks ended 1 January 2008 - 24.8%). The current period's charge is lower than the statutory rate of 28.5% mainly due to adjustments in respect of prior periods and permanent differences in respect of non-taxable income relating to the gain on disposal of William Hill Online.

The differences between the total current tax shown above and the amount calculated by applying the standard rate of UK corporation tax to the profit before tax is as follows:

| | 52 weeks ended 30 December 2008 | | 53 weeks ended 1 January 2008 | |
|---|---|---|---|---|
| | £m | % | £m | % |
| Profit before tax | **293.3** | | 209.2 | |
| Less: share of results of associates and joint ventures | **2.9** | | (0.7) | |
| | **296.2** | **100.0** | 208.5 | 100.0 |
| Tax on Group profit at standard UK corporation tax rate of 28.5% (2007 - 30%) | **84.4** | **28.5** | 62.6 | 30.0 |
| Impact of changes in statutory tax rates | **-** | **-** | (11.3) | (5.4) |
| Adjustment in respect of prior periods | **(6.1)** | **(2.1)** | 0.1 | - |
| Permanent differences - non deductible expenditure | **4.3** | **1.5** | 1.0 | 0.5 |

| | | | | |
|---|---|---|---|---|
| Permanent differences - non taxable income | (23.3) | (7.9) | (0.6) | (0.3) |
| Total tax charge | 59.3 | 20.0 | 51.8 | 24.8 |

The Group earns its profits primarily in the UK, therefore the tax rate used for tax on profit on ordinary activities is the standard rate for UK corporation tax.

## 7. Dividends proposed and paid

| | **52 weeks ended 30 December 2008 Per share** | 53 weeks ended 1 January 2008 Per share | **52 weeks ended 30 December 2008 £m** | 53 weeks ended 1 January 2008 £m |
|---|---|---|---|---|
| Equity shares: | | | | |
| - current year interim dividend paid | **7.75p** | 7.75p | **27.0** | 27.3 |
| - prior year final dividend paid | **15.50p** | 14.50p | **53.8** | 51.2 |
| | **23.25p** | 22.25p | **80.8** | 78.5 |
| Proposed dividend | **-** | 15.5p | **-** | 53.8 |

Under an agreement signed in November 2002, The William Hill Holdings 2001 Employee Benefit Trust agreed to waive all dividends. In addition, the Company does not pay dividends on shares held in treasury.

## 8. Earnings per share

The earnings per share figures for the respective periods are as follows:

| | **52 weeks ended 30 December 2008** | | | 53 weeks ended 1 January 2008 | | |
|---|---|---|---|---|---|---|
| | **Basic** | **Potentially dilutive share options** | **Diluted** | Basic | Potentially dilutive share options | Diluted |
| Profit after tax for the financial period £m | **234.0** | **-** | **234.0** | 157.4 | - | 157.4 |
| Exceptional items (note 3) | **(77.2)** | **-** | **(77.2)** | 14.2 | - | 14.2 |
| Exceptional items - tax charge (note 3) | **1.0** | **-** | **1.0** | (4.5) | - | (4.5) |
| Profit after tax for the financial period before exceptional items | **157.8** | **-** | **157.8** | 167.1 | - | 167.1 |
| Weighted average number of shares (million) | **347.6** | **2.6** | **350.2** | 352.2 | 3.4 | 355.6 |
| Earnings per share (pence) | **67.3** | **(0.5)** | **66.8** | 44.7 | (0.4) | 44.3 |
| Exceptional adjustment | **(21.9)** | **0.2** | **(21.7)** | 2.7 | - | 2.7 |
| Earnings per share - adjusted | **45.4** | **(0.3)** | **45.1** | 47.4 | (0.4) | 47.0 |

An adjusted earnings per share, based on profit for the prior period before exceptional items, has been presented in order to highlight the underlying performance of the Group.

The basic weighted average number of shares excludes shares held by The William Hill Holdings 2001 Employee Benefit Trust and those shares held in treasury as such shares do not qualify for dividends. The effect of this is to reduce the average number of shares by 6.2million in the 52 weeks ended 30 December 2008 (53 weeks ended 1 January 2008 - 7.9million).

## 9. Reserves

Reserves attributable to equity holders of the parent are:

| Called-up | Share | Capital redemp- | Own | Hedging and transl- |
|---|---|---|---|---|

| | share capital £m | premium account £m | tion reserve £m | Merger reserve £m | shares held £m | ation reserves £m | Retained earnings £m | Total £m |
|---|---|---|---|---|---|---|---|---|
| **At 27 December 2006** | **36.2** | **311.3** | **6.0** | **(26.1)** | **(46.9)** | **9.4** | **(99.4)** | **190.5** |
| Profit for the financial period | - | - | - | - | - | - | 157.4 | 157.4 |
| Dividends paid (note 7) | - | - | - | - | - | - | (78.5) | (78.5) |
| Items taken directly to statement of recognised income and expense | - | - | - | - | - | 1.2 | 8.9 | 10.1 |
| Expense recognised in respect of share remuneration | - | - | - | - | - | - | 2.6 | 2.6 |
| Shares purchased and cancelled | (0.8) | - | 0.8 | - | - | - | (46.0) | (46.0) |
| Transfer to income | - | - | - | - | - | (7.6) | - | (7.6) |
| Transfer of own shares to recipients | - | - | - | - | 12.5 | - | (8.1) | 4.4 |
| Cancellation of share premium | - | (311.3) | - | - | - | - | 311.3 | - |
| Exchange differences on translation of overseas operations | - | - | - | - | - | 0.2 | - | 0.2 |
| **At 1 January 2008** | **35.4** | **-** | **6.8** | **(26.1)** | **(34.4)** | **3.2** | **248.2** | **233.1** |
| Profit for the financial period | - | - | - | - | - | - | 234.0 | 234.0 |
| Dividends paid (note 7) | - | - | - | - | - | - | (80.8) | (80.8) |
| Items taken directly to statement of recognised income and expense | - | - | - | - | - | (20.3) | (22.7) | (43.0) |
| Credit recognised in respect of share remuneration | - | - | - | - | - | - | 4.1 | 4.1 |
| Tax receipt in respect of share remuneration | - | - | - | - | - | - | 8.9 | 8.9 |
| Transfer to income | - | - | - | - | - | (9.6) | - | (9.6) |
| Transfer of own shares to recipients | - | - | - | - | 3.3 | - | (2.4) | 0.9 |
| Exchange differences on translation of overseas operations | - | - | - | - | - | 0.5 | - | 0.5 |
| **At 30 December 2008** | **35.4** | **-** | **6.8** | **(26.1)** | **(31.1)** | **(26.2)** | **389.3** | **348.1** |

No shares were cancelled during the period as part of the Company's share buyback programme.

Own shares held comprise:

| | **30 December 2008** | | | 1 January 2008 | | |
|---|---|---|---|---|---|---|
| | **Number of shares** | **Nominal value £m** | **Cost £m** | Number of shares | Nominal value £m | Cost £m |
| William Hill Holdings EBT | **1,000** | **-** | **-** | 33,000 | - | - |
| Treasury shares | **5,846,000** | **0.6** | **31.1** | 6,458,000 | 0.6 | 34.4 |
| | **5,847,000** | **0.6** | **31.1** | 6,491,000 | 0.6 | 34.4 |

The shares held in treasury were purchased at a weighted average price of £5.32. At 30 December 2008 the total market value of own shares held in treasury and in the Trust was £12.5m.

## 10. Minority interest

| | **£m** |
|---|---|
| At 27 December 2006 and 2 January 2008 | - |
| William Hill Online | 9.5 |
| **At 30 December 2008** | **9.5** |

The minority interest relates to the 29% share in William Hill Online owned by Playtech Limited.

## 11. Acquisitions and disposals

On 30 December 2008, the Group acquired assets, businesses and contracts comprising an affiliate marketing business, customer services operation and gaming brands and websites (the acquired assets), from Playtech Limited. As the transaction occurred at midnight on 30 December 2008 there was no contribution to revenue or profit before taxation in the period to 30 December 2008. As consideration for the acquisition, Playtech received a 29%

interest in the newly formed William Hill Online, a combination of the acquired assets and William Hill's existing interactive business. The capitalised goodwill on this transaction was £114.9m.

The transaction has been accounted for using IFRS 3: Business Combinations. However, IFRS 3 does not provide specific guidance for transactions of this nature where there is no cash consideration. In the absence of any specific IFRS guidance, we defer to UK GAAP UITF Abstract 31: Exchanges of businesses or other non-monetary assets for an interest in a subsidiary, joint venture or associate, the principles of which are consistent with IFRS 3. The transaction has been accounted for in 2 parts; a disposal of 29% of the Group's Interactive division and the subsequent acquisition of 71% of the acquired assets. The fair value of the proceeds for the disposal of the 29% take in William Hill Online is equivalent to the fair value of the acquired assets and is £119.6m, being the sterling equivalent of 71% of $242.5m that Playtech paid to acquire the assets on 20 October 2008.

**Disposal of 29% of Interactive Division**

The net assets William Hill Online disposed as part of this transaction were:

| | Book value £m |
|---|---|
| Non-current assets | |
| Intangible assets - goodwill | 28.2 |
| Intangible assets - other | 4.6 |
| Property, plant & equipment | 1.4 |
| Current assets | |
| Trade and other receivables | 3.2 |
| Cash | 6.8 |
| **Total assets** | **44.2** |
| Current liabilities | |
| Trade and other payables | (11.0) |
| Non-current liabilities | |
| Deferred tax liabilities | - |
| **Total liabilities** | **(11.0)** |
| **Net assets disposed** | **33.2** |
| Gain on disposal | 86.4 |
| Total consideration | 119.6 |
| Satisfied by: | |
| Cash consideration | - |
| Assets acquired | 119.6 |
| Total consideration | 119.6 |

The 29% of Net assets in William Hill Online is shown as a minority interest on the consolidated balance sheet.

**Acquisition of acquired assets**
This has been accounted for by the purchase method of accounting. The goodwill arising on it will be subject to an annual impairment review in accordance with IAS 36 'Impairment of assets'. The following table sets out the book values of the identifiable assets and liabilities acquired during the period and their fair value to the Group:

| | Book values £m | Fair value adjustments £m | Fair value to Group £m |
|---|---|---|---|
| Non-current assets | | | |
| Intangible assets | - | 19.9 | 19.9 |
| Property, plant & equipment | 1.0 | - | 1.0 |
| Deferred tax assets | - | - | - |
| Current assets | | | |
| Trade and other receivables | 0.2 | - | 0.2 |
| Cash | 0.7 | - | 0.7 |
| **Total assets** | **1.9** | **19.9** | **21.8** |
| Current liabilities | | | |
| Trade and other payables | (0.9) | - | (0.9) |
| Non-current liabilities | | | |

| | | | |
|---|---|---|---|
| Deferred tax liabilities | - | (5.4) | (5.4) |
| **Total liabilities** | **(0.9)** | **(5.4)** | **(6.3)** |
| **Net assets acquired** | **1.0** | **14.5** | **15.5** |

| | |
|---|---|
| Net assets acquired | |
| Goodwill arising | 114.9 |
| Total consideration | 130.4 |
| Satisfied by: | |
| Equity | 119.6 |
| Minority interest | 4.5 |
| Transactions fees paid | 1.2 |
| Accrued transaction fees | 5.1 |
| Total consideration | 130.4 |

| | |
|---|---|
| Net cash outflows in respect of these acquisitions comprised: | |
| Cash consideration | (1.2) |
| Cash at bank and in hand acquired | 0.7 |
| | **(0.5)** |

| Reconciliation of cash outflows to Consolidated Cash Flow Statement: | £m |
|---|---|
| Deferred consideration re T.H. Jennings (Harlow Pools) Ltd in 2007 | (1.0) |
| Playtech Limited | (0.5) |
| | **(1.5)** |

The goodwill arising on the acquired assets is attributable to the anticipated synergistic growth opportunities created by the highly complementary business activities and the strengthening of William Hill's online position in comparison to its competition in the market place.

The table below shows the net assets in use by William Hill Online and the calculation of the minority interest:

| | Book values acquired £m | Fair value adjustments £m | Total assets acquired £m | Existing William Hill interactive business £m | **William Hill Online Total £m** |
|---|---|---|---|---|---|
| Non-current assets | | | | | |
| Intangible assets | - | 19.9 | 19.9 | 16.1 | **36.0** |
| Property, plant & equipment | 1.0 | - | 1.0 | 4.8 | **5.8** |
| Current assets | | | | | |
| Trade and other receivables | 0.2 | - | 0.2 | 10.9 | **11.1** |
| Cash | 0.7 | - | 0.7 | 23.5 | **24.2** |
| **Total assets** | 1.9 | 19.9 | 21.8 | 55.3 | **77.1** |
| Current liabilities | | | | | |
| Trade and other payables | (0.9) | - | (0.9) | (38.1) | **(39.0)** |
| Non-current liabilities | | | | | |
| Deferred tax liabilities | - | (5.4) | (5.4) | - | **(5.4)** |
| **Total liabilities** | (0.9) | (5.4) | (6.3) | (38.1) | **(44.4)** |
| **Net assets** | 1.0 | 14.5 | 15.5 | 17.2 | **32.7** |
| Minority interest @29% | | | 4.5 | 5.0 | **9.5** |

**12. Notes to the cash flow statement**

| | **52 weeks ended 30 December 2008 £m** | **53 weeks ended** 1 January 2008 £m |
|---|---|---|

| | | |
|---|---|---|
| Operating profit before exceptional items | **278.6** | 286.7 |
| Adjustments for: | | |
| Share of result of associates and joint ventures | **2.9** | (0.7) |
| Depreciation of property, plant and equipment | **29.5** | 27.8 |
| Amortisation of computer software | **6.4** | 8.1 |
| (Gain)/loss on disposal of property, plant and equipment | **(0.7)** | 0.4 |
| Gain on disposal of LBOs | **(0.1)** | (5.1) |
| Gain on disposal of SIS shares | **-** | (1.7) |
| Cost charged in respect of share remuneration | **4.1** | 2.6 |
| Defined benefit pension cost less cash contributions | **(7.6)** | (7.9) |
| Foreign exchange reserve movement | **0.5** | 0.2 |
| Exceptional operating expense | **(2.4)** | - |
| Movement on financial derivatives | **0.2** | (0.9) |
| Operating cash flows before movements in working capital: | **311.4** | 309.5 |
| Decrease/(increase) in inventories | **0.1** | (0.1) |
| (Increase)/decrease in receivables | **(2.7)** | 0.2 |
| (Decrease)/increase in payables | **(1.4)** | 1.1 |
| Cash generated by operations | **307.4** | 310.7 |
| Income taxes paid | **(38.1)** | (71.8) |
| Interest paid | **(59.4)** | (89.3) |
| Net cash from operating activities | **209.9** | 149.6 |

Cash and cash equivalents (which are presented as a single class of assets on the face of the balance sheet) comprise cash at bank and other short-term highly liquid investments with a maturity of three months or less.



END

FR EAEAXALPNEEE

**Sue Adler**

**From:** William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]

**Sent:** 27 February 2009 09:44

**To:** Sue Adler

**Subject:** Hemscott News Alert - William Hill PLC



RNS Number : 9854N
William Hill PLC
27 February 2009

**THIS ANNOUNCEMENT IS AN ADVERTISEMENT AND NOT A PROSPECTUS AND INVESTORS SHOULD NOT SUBSCRIBE FOR OR PURCHASE ANY SECURITIES REFERRED TO IN THIS ANNOUNCEMENT EXCEPT ON THE BASIS OF THE INFORMATION IN THE PROSPECTUS TO BE PUBLISHED BY WILLIAM HILL PLC TODAY IN CONNECTION WITH THE RIGHTS ISSUE. COPIES OF THE PROSPECTUS WILL, FOLLOWING PUBLICATION, BE AVAILABLE FROM THE COMPANY'S REGISTERED OFFICE.**

**27 February 2009**

**William Hill PLC**

**Refinancing and Rights Issue**

The Board of William Hill PLC (LSE: WMH) announces today that it has obtained commitments for New Bank Facilities that, together with its £250 million Existing Bank Facility, in aggregate, will provide funding of £838.5 million.

In addition, the Board announces that it proposes to raise approximately £350 million (net of expenses) by way of a fully underwritten 1 for 1 Rights Issue at a price of 105 pence per New Ordinary Share. The Rights Issue is subject to approval by Shareholders at a General Meeting to be held on 23 March 2009.

The Rights Issue will result in the issue of 347,907,117 New Ordinary Shares (representing approximately 50 per cent. of the Enlarged Share Capital of William Hill).

William Hill PLC's audited results for the 52 weeks ended 30 December 2008 have also been released today in the accompanying announcement.

**Highlights**

- William Hill continues to show robust operational performance and strong cash flow generation from all of its businesses and to operate comfortably within its banking covenants
- Previous bank facilities of £1.45 billion, with the majority maturing in March 2010
- Funding requirement reduced to approximately £1.2 billion

- New Bank Facilities obtained that, together with the Group's £250 million Existing Bank Facility, in aggregate, will provide funding of £838.5 million

- Refinancing completed by fully underwritten Rights Issue to raise approximately £350 million (net of expenses) on the basis of 1 New Ordinary Share for every 1 Existing Ordinary Share at a price of 105 pence per New Ordinary Share

- The decision to issue equity has been driven by the dramatic deterioration in credit markets since August 2007, which has resulted in banks seeking to reduce their overall lending to borrowers. This has not made it possible for William Hill to refinance the Group's Existing Bank Facilities in full in the bank market

- Net proceeds of the Rights Issue will be used to pay down borrowings and will therefore strengthen the Group's balance sheet and improve the Group's credit profile

- The Rights Issuewill result in the issue of up to 347,907,117 New Ordinary Shares at a price of 105 pence per New Ordinary Share (which represents a 57 per cent. discount to the closing middle market price per Ordinary Share on 26 February 2009,the last Business Day prior to the date of this announcement, and a discount of 40 per cent. to the theoretical ex-rights price on the same basis)

- William Hill will not be paying a final 2008 dividend. Following the Rights Issue, the Board expects to adopt a dividend policy based initially on a dividend cover of 2.5 times underlying earnings, with the intention of moving towards 2.0 times dividend cover over time. The Board expects to pay an interim and final dividend for 2009 in line with this dividend policy. The dividend policy is aimed at ensuring that Shareholders continue to benefit from the successful growth and strong cash flows of the Group

Charles Scott, Chairman of William Hill, commented:

"Notwithstanding the deterioration in the economic environment, William Hill continues to show robust operational performance and strong cash flow generation from all its businesses and to operate comfortably within its banking covenants. Together, the Refinanced Bank Facilities and the proceeds from the fully underwritten Rights Issue will result in a significant decrease in the Group's net debt with an improved facility maturity profile, and result in a strengthened balance sheet and improved credit ratios. The Board believes that, with the New Bank Facilities and Rights Issue, William Hill will have a robust capital structure and appropriate financial flexibility to enable the Group to continue to execute its growth strategy."

A prospectus is being published by the Group today containing details of the Rights Issue. Shareholder approval for the resolution required to effect the Rights Issue will be sought at an Extraordinary General Meeting to be held at the offices of Ashurst LLP, Broadwalk House, 5 Appold Street, London EC2A 2HA on 23 March 2009 at 10:30 a.m.

Application has been made to the UKLA for the New Ordinary Shares (nil paid and fully paid) to be admitted to the Official List and to the London Stock Exchange for the New Ordinary Shares to be admitted to trading on its main market for listed securities. Subject to Shareholder approval, among other things, it is expected that Admission will become effective on 24 March 2009 and that dealings in the New Ordinary Shares, nil paid, will commence on the London Stock Exchange at 8:00am on that date. The expected latest time for acceptance and payment in full under the Rights Issue will be 11:00 a.m. on 7 April 2009.

This summary should be read in conjunction with the full text of this announcement.

**Analyst presentation**

| **Meeting:** | **Live conference call:** | **Archive conference call:** | **Webcast:** |
|---|---|---|---|
| 9:00 a.m.<br>Smeaton Vaults<br>The Brewery<br>Chiswell Street<br>London EC1 | UK Freephone:<br>0800 634 5205<br>Local UK:<br>+44 845 634 0041<br>International:<br>+44 208 817 9301 | UK dial-in:<br>+44 207 769 6425<br>International dial-in:<br>+44 207 769 6425<br>Passcode/security code:<br>1577020#<br>(available after the meeting until Friday, 6 March 2009) | www.williamhillplc.com<br>Available live and, until 27 February 2010, as an archive |

**Enquiries**

| | | |
|---|---|---|
| **William Hill PLC**<br>Ralph Topping, Chief Executive<br>Simon Lane, Group Finance Director<br>Lyndsay Wright, Head of Investor Relations | Today:<br>Thereafter: | +44 (0) 20 7404 5959<br>+44 (0) 20 8918 3600 |
| **Citi (sole sponsor, sole bookrunner, financial adviser and corporate broker)**<br>Jan Skarbek<br>Andrew Seaton<br>Steve Salo | Telephone: | +44 (0) 20 7986 4000 |
| **Brunswick**<br>Fiona Antcliffe / Deborah Spencer | Telephone: | +44 (0) 20 7404 5959 |

***This announcement is an advertisement and not a prospectus and investors should not subscribe for or purchase any Nil Paid Rights, Fully Paid Rights or New Ordinary Shares referred to in this announcement except on the basis of information in the Prospectus which is expected to be published by the Company today in connection with the Rights Issue. Copies of the Prospectus will, following publication, be available from the Company's registered office.*** *This announcement does not constitute, or form part of any offer or invitation to purchase, otherwise acquire, subscribe for, sell, otherwise dispose of or issue, or any solicitation of any offer to sell, otherwise dispose of, issue, purchase, otherwise acquire or subscribe for, any security in the capital of the Company in any jurisdiction. Any decision to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any Provisional Allotment Letter, Nil Paid Rights, Fully Paid Rights and/or New Ordinary Shares should only be made on the basis of information contained in and incorporated by reference into the Prospectus which contains further details relating to the Company in general as well as a summary of the risk factors to which an investment in the New Ordinary Shares is subject. Nothing in this announcement should be interpreted as a term or condition of the Rights Issue. Subject to certain exceptions, the Prospectus will not be available to Shareholders located in Restricted Jurisdictions. This announcement is not directed to, or intended for distribution or use by, any person or entity that is a citizen or resident or located in any locality, state, country or other jurisdiction where such distribution, publication, availability, or use would be*

*contrary to law or regulation which would require any registration or licensing within such jurisdiction.*

***This announcement and the information contained herein is not an offer of securities for sale in the United States. The Nil Paid Rights, the Fully Paid Rights, the New Ordinary Shares and the Provisional Allotment Letters may not be offered or sold in the United States or to or for the account or benefit of a person located in the United States absent registration under the US Securities Act of 1933, as amended or an exemption from, or in a transaction not subject to, registration. The Nil Paid Rights, the Fully Paid Rights, the New Ordinary Shares and the Provisional Allotment Letters have not been and will not be registered under the US Securities Act of 1933, as amended, or with any securities regulatory authority of any state or jurisdiction of the United States and no public offering of the Nil Paid Rights, the Fully Paid Rights, the New Ordinary Shares or the Provisional Allotment Letters will be made in the United States. No money, securities or other consideration from any person inside the United States is being solicited and, if sent in response to the information contained in this announcement, will not be accepted.***

*This announcement does not constitute an offer of Nil Paid Rights, Fully Paid Rights, New Ordinary Shares or Provisional Allotment Letters to any person with a registered address in, or who is resident in, Australia, Canada, Japan or South Africa. None of the Nil Paid Rights, the Fully Paid Rights, the New Ordinary Shares or the Provisional Allotment Letters has been or will be registered under the relevant laws of any state, province or territory of Australia, Canada, Japan or South Africa. Subject to certain limited exceptions, neither the Prospectus, the Provisional Allotment Letter nor this announcement will be distributed in or into Australia, Canada, Japan or South Africa.*

*The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.*

*Citi, which is regulated and authorised in the United Kingdom by the FSA, is acting as sponsor, financial adviser, corporate broker, bookrunner and underwriter to the Company and for no-one else in connection with the Rights Issue and will not regard any other person (whether or not a recipient of this announcement) as a client in relation to the Rights Issue and will not be responsible to anyone other than the Company for providing the protections afforded to clients of Citi or for providing advice in relation to the Rights Issue, the contents of this announcement and the accompanying documents or any matters or arrangements referred to herein or therein.*

*Barclays Bank PLC and RBS Hoare Govett Limited are each regulated and authorised in the United Kingdom by the FSA, and are each acting severally as joint lead managers and underwriters, and Lloyds TSB Bank plc is regulated and authorised in the United Kingdom by the FSA, and is acting as co-lead manager (together with the joint lead managers and underwriters, the "**Lead Managers**"), to the Company and to no one else in connection with the Rights Issue and will not regard any other person (whether or not a recipient of this announcement) as a client in relation to the Rights Issue and none of the Lead Managers will be responsible to anyone other than the Company for providing the protections afforded to clients of each of the Lead Managers or for providing advice in relation to the Rights Issue, the contents of this announcement and any accompanying documents or any matters or arrangements referred to herein or therein.*

*Citi and any of the Lead Managers may, in accordance with applicable legal and regulatory provisions, engage in transactions in relation to the Nil Paid Rights, the Fully Paid Rights, the New Ordinary Shares and/or related instruments for their own account for the purpose of hedging their underwriting exposure or otherwise. Except as required by applicable law or regulation Citi and the Lead Managers do not propose to make any public disclosure in relation to such transactions.*

*The statements contained in this announcement that are not historical facts are "forward-looking" statements. These forward-looking statements are subject to a number of substantial risks and uncertainties, many of which are beyond the Company's control and actual results and developments may differ materially from those expressed or implied by these statements for a variety of factors.*

*These forward-looking statements are statements are based on the Company's current intentions, beliefs and expectations about among other things, the Company's results of operations, financial condition, prospects, growth, strategies and the industry in which the Company operates. Forward-looking statements are typically identified by the use of forward-looking terminology such as "believes", "expects", "may", "will", "could", "should", "intends", "estimates", "plans", "assumes" or "anticipates" or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy that involve risks and uncertainties. By their nature, forward- looking statements involve risks and uncertainties, including, without limitation, the risks and uncertainties to be set forth in the Prospectus, because they relate to events and depend on circumstances that may or may not occur in the future. In addition, from time to time, the Company or its representatives have made or may make forward-looking statements orally or in writing. Furthermore, such forward-looking statements may be included in, but are not limited to, press releases or oral statements made by or with the approval of an authorised executive officer of the Company. No assurance can be given that such future results will be achieved; actual events or results may differ materially from those expressed in or implied by these statements as a result of risks and uncertainties facing the Company and its subsidiaries. Many of these risks and uncertainties relate to factors that are beyond the Company's ability to control or estimate precisely, such as changes in taxation and fiscal policy, future market conditions, currency fluctuations, the behaviour of other market participants, the actions of governmental regulators and other risk factors such as the Company's ability to continue to obtain financing to meet its liquidity needs, changes in the political, social and regulatory framework in which the Company operates or in economic or technological trends or conditions, including inflation and consumer confidence, on a global, regional or national basis Such risks and uncertainties could cause actual results to vary materially from the future results indicated, expressed or implied in such forward-looking statements. The forward-looking statements contained in this announcement speak only as of the date of this document and the Company undertakes no duty to update any of them publicly in light of new information or future events, except to the extent required by applicable law, the Prospectus Rules, the Listing Rules and the Disclosure and Transparency Rules.*

*No statement in this announcement is intended as a profit forecast or a profit estimate and no statement in this announcement should be interpreted to mean that earnings per Ordinary Share for the current or future financial years would necessarily match or exceed the historical published earnings per Ordinary Share. Prices and values of, and income from, shares may go down as well as up and an investor may not get back the amount invested. It should be noted that past performance is no guide to future performance. Persons needing advice should consult an independent financial adviser.*

*This announcement should not be considered a recommendation by Citi or the Lead Managers or any of their respective directors, officers, employees, advisers or any of their respective affiliates in relation to any purchase of or subscription for securities. No representation or warranty, express or implied, is given by or on behalf of Citi or the Lead Managers or any of their respective directors, officers, employees, advisers or any of their respective affiliates or any other person as so to the accuracy, fairness, sufficiency or completeness of the information or the opinions or the beliefs contained in this announcement (or any part hereof). None of the information contained in this document has been independently verified or approved by Citi or the Lead Managers or any of their respective directors, officers, employees, advisers or any of their respective affiliates. Save in the case of fraud, no liability is accepted by Citi or the Lead Managers or any of their respective directors, officers, employees, advisers or any of their respective affiliates for any errors, omissions or inaccuracies in such information or opinions or for any loss, cost or damage suffered or incurred howsoever arising, directly or indirectly, from any use of this document or its contents or otherwise in connection with this document. No person has been authorised to give any information or to make any representations other than those contained in this announcement and, if given or made, such information or representations must not be relied on as having been authorised by the Company, Citi or the Lead Managers. Subject to the Listing Rules, the Prospectus Rules and the Disclosure and Transparency Rules, the issue of this announcement shall not, in any circumstances, create any implication that there has been no change in the affairs of the Group since the date of this announcement or that the information in it is correct as at any subsequent date.*

*Neither the content of the Company's website (or any other website) nor the content of any website accessible from hyperlinks on the Company's website (or any other website) is incorporated into, or forms part of, this announcement.*

*This announcement has been prepared for the purposes of complying with applicable law and*

*regulation in the United Kingdom and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws and regulations of any jurisdiction outside of the United Kingdom.*

**William Hill PLC**

**Refinancing and Rights Issue**

## Introduction

The Board of William Hill announces today that William Hill has entered into the New Bank Facilities that, under a forward-start mechanism, and together with its £250 million Existing Bank Facility, will provide aggregate funding to the Group of £838.5 million. In addition, the Board announces today that it proposes to raise approximately £350 million (net of expenses) by way of a fully underwritten 1 for 1 Rights Issue.

The decision to issue equity has been driven by the dramatic deterioration in credit markets since August 2007, which has resulted in banks seeking to reduce their overall lending to borrowers.

Notwithstanding the deterioration in the economic environment, the Group continues to show robust operational performance and strong cash flow generation from all of its businesses and to operate comfortably within its banking covenants. The Board believes that the Refinanced Bank Facilities together with the proceeds from the Rights Issue will provide William Hill with a robust capital structure and appropriate financial flexibility in economic and financial conditions which are expected to continue to be challenging.

The Rights Issue will result in the issue of up to 347,907,117 New Ordinary Shares at a price of 105 pence per New Ordinary Share (which represents a 57 per cent. discount to the closing middle market price per Ordinary Share on 26 February 2009, the last business day before this announcement and a discount of 40 per cent. to the theoretical ex-rights price on the same basis). The New Ordinary Shares to be issued under the Rights Issue, when fully paid, will rank pari passu with the Existing Ordinary Shares.

Citi is acting as sole sponsor, sole bookrunner, financial adviser and corporate broker to William Hill and is underwriting the Rights Issue, together with Barclays Bank PLC and RBS Hoare Govett Limited, who are also acting as joint lead managers. Lloyds TSB Bank plc is acting as co-lead manager.

In view of the requirement to seek authority from Shareholders to allot the New Ordinary Shares and disapply pre-emption rights in relation to the New Ordinary Shares as required by the 1985 Act, an Extraordinary General Meeting has been convened at 10.30 a.m. on 23 March 2009.

## Background to and reasons for the Rights Issue

William Hill is one of the UK's leading betting and gaming companies. Since it floated on the London Stock Exchange in June 2002, William Hill has implemented a

strategy of developing the Group both organically and through selective acquisitions with the objective of building on William Hill's key strengths in retail and online betting and gaming and telephone betting.

The Board has historically sought to maximise returns to Shareholders by maintaining an efficient balance sheet and by returning capital to Shareholders by way of a progressive dividend policy, supplemented by significant on-market share buy-backs. Following the debt-financed acquisition of Stanley Leisure plc's LBOs in September 2005, which resulted in William Hill becoming the leading UK betting company by number of LBOs, the Board announced that it intended to target a capital structure of approximately 3.5 times net debt to EBITDA and broadly to maintain this ratio over the medium term. Historically, William Hill's strong cash generation has ensured the Group has been comfortably able both to support this level of debt and to return significant amounts of cash to Shareholders. Since its flotation in June 2002 William Hill has returned a total of £856 million to Shareholders comprising £407 million through dividends and £449 million through share buy-backs.

At the time that William Hill adopted this target capital structure, it entered into the Existing Bank Facilities comprising a £1.2 billion facility maturing in March 2010 and a £250 million facility maturing in July 2011. Since August 2007 there has been a dramatic deterioration in the credit markets that has led banks to reduce their overall lending to borrowers.

With the majority of the Group's Existing Bank Facilities maturing in 2010 and in light of the adverse conditions in the credit markets, William Hill's management implemented a number of initiatives to reduce the Group's funding requirements. These initiatives included suspending the Group's share buy-back programme from December 2007, reducing non-essential capital expenditure and implementing cost-saving measures within the UK retail and telephone betting channels. Although economic conditions have become more challenging, William Hill has continued to show robust operational performance and strong cash flow generation across its operations.

Notwithstanding the Group's continued trading resilience, strong cash generation and recent actions to reduce its funding requirements from £1.45 billion to approximately £1.2 billion and the reduction in net debt of £86 million to £1,022 million during 2008, the current credit market conditions have not made it possible for William Hill to refinance the Group's Existing Bank Facilities in full in the bank market. In anticipation of a resulting shortfall in the availability of bank finance, the Board explored whether other debt funding alternatives could be utilised to address the funding gap. However, alternative markets for debt funding are currently either unavailable or prohibitively expensive, reflecting the current adverse market conditions.

Commitments under the New Bank Facilities together with the Group's £250 million Existing Bank Facility, in aggregate, will provide funding of £838.5 million. The main elements of the Refinanced Bank Facilities can be summarised as follows:

(i) the Company's existing £1.2 billion term and revolving facilities will shortly be reduced to £950 million and, as before, will expire in March 2010;

(ii) for the period commencing January 2010, William Hill has agreed new £538.5 million forward-start term and revolving facilities expiring in March 2012, which are available to repay any amounts outstanding from the existing £950 million facilities and have a margin over LIBOR (determined by reference to the Group's consolidated net debt to consolidated EBITDA ratio) ranging from 250 basis points to 300 basis points;

(iii) to supplement the £538.5 million facilities, for the period commencing January 2010, William Hill can also draw down a one-year £50 million incremental forward-start term facility, expiring in February 2011, with a margin over LIBOR of 450 basis points until June 2010 and increasing thereafter; and

(iv) the Company's existing £250 million term facility will remain available to the Group until it expires in July 2011.

As part of the refinancing, William Hill has agreed to pay an increased margin and commitment fee to syndicate banks that have committed to participate in the New Bank Facilities. This increased margin will be paid on the relevant syndicate banks' proportion of lending in the £950 million and £250 million facilities until their expiry in March 2010 and July 2011 respectively (unless prepaid earlier). One-off up-front arrangement and lending fees associated with the debt refinancing amount to £12.5 million and will be amortised over the life of the facilities that they relate to. The Board expects the all-in average cost of debt to be approximately 8.5 per cent. in 2009 and the all-in cost of debt, including amortised fees, to be approximately 10.0 per cent. on a full year basis in 2010 (reflecting the Company's existing interest rate hedging arrangements and the terms of the New Bank Facilities). The cash cost of interest is expected to be broadly similar between 2008 and 2009 and is expected to reduce in 2010.

Given the anticipated shortfall in the availability of bank finance, the Board has carefully reviewed all options available to the Group. The Board considers the Rights Issue and the Resolution to be in the best interests of the Company and Shareholders as a whole. The combination of the Refinanced Bank Facilities and the fully underwritten Rights Issue will result in a strengthened balance sheet, a significant reduction in the Group's net debt, improved credit ratios and facilities with longer maturities. The Board believes that following the Rights Issue, William Hill will have a robust capital structure and appropriate financial flexibility for the economic and financial market conditions which are expected to continue to be challenging.

The Board will continue to review the Group's capital structure, the cost of funding and the sources of debt capital on an ongoing basis and, subject to improvements in credit conditions, may in due course seek to refinance parts of the Refinanced Bank Facilities from alternative capital markets.

**Use of proceeds**

All the net proceeds of the Rights Issue will be used to pay down borrowings under the Existing Bank Facilities. The net proceeds of the Rights Issue will therefore be used to strengthen the Group's balance sheet and improve the Group's credit profile.

Had the Rights Issue taken place at the date of the Group's last balance sheet, being 30 December 2008, the effect on the balance sheet would have been an

increase in cash equal to the net proceeds of the Rights Issue. Had the Rights Issue taken place at the beginning of the 2008 financial year, the effect on the Group's earnings would have been positive.

**Dividends and dividend policy**

William Hill will not be paying a final 2008 dividend. Following the Rights Issue, the Board expects to adopt a dividend policy based initially on a dividend cover of 2.5 times underlying earnings, with the intention of moving towards 2.0 times dividend cover over time. The Board expects to pay an interim and final dividend for 2009 in line with this dividend policy. The dividend policy is aimed at ensuring that Shareholders continue to benefit from the successful growth and strong cash flows of the Group.

**Information on William Hill**

William Hill is one of the UK's leading betting and gaming companies. It is one of the UK's largest bookmakers and also operates in Ireland with a total of approximately 2,300 LBOs that provide betting opportunities on a wide range of sporting and non-sporting events and, in the UK only, offer gaming machines. In addition, William Hill Online is one of the leading European online betting and gaming businesses by profitability, providing sports betting, casino games, poker, bingo, numbers betting and skill games.

**Principal terms and conditions of the Rights Issue**

The Company is proposing to raise approximately £350 million (net of expenses) by way of the Rights Issue. The Rights Issue is being fully underwritten by Citi and the other Underwriters. The Issue Price of 105 pence per New Ordinary Share represents a 57 per cent. discount to the closing middle market price of William Hill of 247 pence per Ordinary Share on 26 February 2009, the latest practicable date before the announcement of the Rights Issue.

Subject to the fulfilment of, amongst other things, the conditions set out below, the Company will offer 347,907,117 New Ordinary Shares by way of the Rights Issue to Qualifying Shareholders other than, subject to certain exceptions, Qualifying Shareholders with a registered address in the Restricted Jurisdictions, at an Issue Price of 105 pence per New Ordinary Share payable in full on acceptance. The Rights Issue will be offered on the basis of:

1 New Ordinary Share for every 1 Existing Ordinary Share

held on the Record Date, and so in proportion to any other number of Existing Ordinary Shares then held and otherwise on the terms and conditions set out in the Prospectus and, in the case of Qualifying non-CREST Shareholders only, the Provisional Allotment Letter. Holdings of Ordinary Shares in certificated and uncertificated form will be treated as separate holdings for the purpose of calculating entitlements under the Rights Issue.

Fractions of New Ordinary Shares will not be allotted to any Qualifying Shareholders, but will be aggregated and sold in the market for the benefit of the

Company.

The New Ordinary Shares will, when issued and fully paid, rank pari passu in all respects with the Existing Ordinary Shares including the right to all future dividends and other distributions declared, made or paid.

The Rights Issue is conditional, amongst other things, upon passing of the Resolution at the Extraordinary General Meeting.

Applications have been made to the FSA and to the London Stock Exchange for the New Ordinary Shares to be admitted, nil paid, to the Official List and to trading on the London Stock Exchange. It is expected that Admission will become effective and dealings in the Nil Paid Rights will commence at 8:00 a.m. on 24 March 2009.

**Current trading and prospects**

Group net revenue in the first eight weeks to 24 February 2009 increased by 9 per cent., including the contribution from the expanded online business, compared to the same period in 2008. This increase was achieved against a strong comparator period in 2008 and in spite of poor weather, with 57 UK race meetings cancelled as at 24 February 2009, compared with 26 in the same period in 2008. As a result of these factors, retail gross win increased by 2 per cent. compared to the same period in 2008. Within the retail channel, gaming machines continued to perform strongly, with gross win increasing by 13 per cent. compared to the same period in 2008. On 30 December 2008, William Hill completed the transaction with Playtech which established William Hill Online. Since then, the online business has performed strongly, particularly in Sportsbook, bingo and skill games, and has increased net revenue by 54 per cent., compared with the same period in 2008, taking into account the acquired businesses. The Directors expect William Hill Online to benefit going forward from offering its casino and poker gaming products via Playtech's software.

The Board remains confident about the prospects for the business, both in the UK retail market and in the online market. While it is unclear how the current economic climate might affect the Group's business in the coming months, performance in 2008 as a whole, in the fourth quarter of the year and in 2009 to date has been resilient. The Board believes that this resilience is supported by the broader geographical base of the retail business across the UK, the expanding product range offered across the channels, the widening customer base, and the fact that betting and gaming remain low-ticket, entertainment-led activities.

Given the current economic climate, the Group is focused on maintaining tight cost control and capital management. During 2009, the Board expects to see further benefits accruing to the retail business from the cost initiatives implemented in 2008, including the new staffing model. At the same time, the Group will continue to invest in William Hill Online to achieve growth in revenue and overall customer numbers.

The Group reduced its capital expenditure significantly during 2008 and intends to maintain this lower level of expenditure during 2009. In addition, the Group's capital expenditure approval process has become more stringent. During the coming year, the Group intends to focus its estate development programme on new LBO sites and re-sites where it expects to achieve the best rates of return.

### Extraordinary General Meeting

The Extraordinary General Meeting is to be held at the offices of Ashurst LLP, Broadwalk House, 5 Appold Street, London EC2A 2HA on 23 March 2009 at 10:30 a.m. and the purpose of which is to seek Shareholders' approval to the Resolution.

### Directors' intentions

Each of the Directors who holds Ordinary Shares has undertaken to take up in full his rights to subscribe for New Ordinary Shares under the Rights Issue in respect of his beneficial holdings, which together amount to 183,437 Ordinary Shares, representing 0.05 per cent. of the issued ordinary share capital of the Company as at the date of the Prospectus.

### Expected timetable of principal events

Each of the times and dates in the table below is indicative only and may be subject to change.

| | 2009 |
|---|---|
| Publication of Prospectus | 27 February |
| Record Date for entitlements under the Rights Issue | close of business on 18 March |
| Latest time and date for receipt of Forms of Proxy for the EGM | 10:30 a.m. on 21 March |
| Extraordinary General Meeting | 10:30 a.m. on 23 March |
| Despatch of Provisional Allotment Letters (to Qualifying non-CREST Shareholders only) | 10:30 a.m. on 23 March |
| Admission/Commencement of dealings in Nil Paid Rights on the London Stock Exchange | 8:00 a.m. on 24 March |
| Existing Ordinary Shares marked "ex-rights" by the London Stock Exchange | 24 March |
| Latest time and date for acceptance, payment in full and registration of renunciation of Provisional Allotment Letters | 11:00 a.m. on 7 April |
| Commencement of dealing in New Ordinary Shares fully paid | 8:00 a.m. on 8 April |

Notes:

(1) Subject to certain restrictions relating to Qualifying Shareholders with registered addresses outside the UK.

(2) References to times in this announcement are to London time unless otherwise stated.

(3) The times and dates set out in the expected timetable of principal events above and mentioned in this announcement may be adjusted by William Hill in consultation with Citi in which event details of the new times and dates will be notified to the FSA, London Stock Exchange and, where appropriate, Qualifying Shareholders.

(4) If you have any queries on the procedure for acceptance and payment, you should contact Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU on 0871 664 0321 or from outside the UK on +44 208 639 3399. Please note that Capita cannot provide financial advice on the Rights Issue or as to whether or not you should take up your rights under the Rights Issue.

Copies of the Prospectus will be available for inspection during normal business hours on any weekday (Saturday, Sundays and public holidays excepted) at the offices of Ashurst LLP, Broadwalk House, 5 Appold Street, London EC2A 2HA up to and including 24 March 2009.

This announcement has been issued by, and is the sole responsibility of, William Hill PLC.

### Definitions

The following definitions apply throughout this document, unless the context otherwise requires

| | |
|---|---|
| "1985 Act" | the Companies Act 1985, as amended; |
| "2006 Act" | the Companies Act 2006, as amended; |
| "Acts" | the 1985 Act and the 2006 Act, as appropriate; |
| "Admission" | the admission of the New Ordinary Shares (nil paid) (i) to the Official List and (ii) to trading on the London Stock Exchange's main market for listed securities in accordance, respectively, with the Listing Rules and the Admission and Disclosure Standards; |
| "Admission and Disclosure Standards" | the requirements contained in the publication "Admission and Disclosure Standards" containing, *inter alia*, the admission requirements to be observed by companies seeking admission to trading on the London Stock Exchange's main market for listed securities; |
| "Board" | the Board of Directors of the Company; |
| "Business Day" | any day (excluding Saturdays and Sundays) on which banks are open in London for normal banking business; |
| "Company" or "William Hill" | William Hill PLC; |
| "Disclosure Rules and Transparency Rules" | the rules made by the FSA under Part VI of FSMA relating to the disclosure of information (as amended from time to time); |
| "EBITDA" | earnings before, interest payments, taxes, depreciation, share remuneration charges and amortisation and further adjusted for non-recurring items (such as exceptional items and impairment of goodwill); |
| "Enlarged Share Capital" | the issued share capital of the Company following the passing of the Resolution; |
| "Existing Bank Facilities" | means each of (i) the £1.2 billion term and revolving facilities made available pursuant to a facilities agreement dated 2 March 2005 (as amended) between the Company and a syndicate of lenders and (ii) the £250 million term facility made available pursuant to a facility agreement dated 31 July 2006 between the Company and a syndicate of lenders; |
| "Existing Ordinary Shares" | the fully paid Ordinary Shares in issue at the Record Date; |
| "Extraordinary General Meeting" or "EGM" | the extraordinary general meeting of the Company to be held at the offices of Ashurst LLP, Broadwalk House, 5 Appold Street, London EC2A 2HA at 10:30 a.m. on 23 March 2009, notice of which is set out at the end of the Prospectus; |
| "Form of Proxy" | the enclosed form of proxy for use in connection with the Extraordinary General Meeting; |
| "FSA" | the Financial Services Authority in its capacity as the competent authority for the purposes of Part VI of FSMA and in the exercise of its functions in respect of admission to the Official List otherwise than in accordance with Part VI of FSMA; |
| "Fully Paid Rights" | rights to acquire New Ordinary Shares, fully paid; |
| "Group" | the Company and its subsidiaries from time to time; |
| "Issue Price" | 105 pence per new Ordinary Share; |
| "LIBOR" | London InterBank Offered Rate, is the Reuters' screen rate (being the British Bankers Association Interest Settlement Rate) at 11:00 a.m. on the first day of an interest period for the offering of deposits in sterling for the period comparable to the interest period for a loan. |
| "Listing Rules" | the listing rules made by the FSA under Part VI of FSMA (as amended from time to time); |
| "London Stock Exchange" | London Stock Exchange plc; |
| "New Bank Facilities" | means each of (i) the £838.5 million term and revolving forward start facilities made available pursuant to a facilities agreement dated 27 February 2009 between the Company and a syndicate of lenders and (ii) the £50 million incremental facility made available pursuant to a facility agreement dated 27 February 2009 between the Company and a syndicate of lenders; |
| "New Ordinary Shares" | 347,907,117 New Ordinary Shares to be issued by the Company pursuant to the Rights Issue; |
| "Nil Paid Rights" | New Ordinary Shares in nil paid form provisionally allotted to Qualifying Shareholders pursuant to the Rights Issue; |
| "Official List" | the Official List of the FSA; |
| "Ordinary Shares" | the ordinary shares of 10 pence each in the capital of the Company; |
| "Playtech" | Playtech Software Limited |
| "Prospectus" | the approved prospectus published today by the Company in |

27/02/2009

| | |
|---|---|
| | connection with the Rights Issue; |
| "Prospectus Rules" | the rules made by the FSA under Part VI of FSMA in relation to offers of transferable securities to the public and admission of transferable securities to trading on a regulated market; |
| "Provisional Allotment Letter" | the renounceable provisional allotment letter to be issued to Qualifying non-CREST Shareholders by the Company in respect of the Nil Paid Rights pursuant to the Rights Issue; |
| "Qualifying non-CREST Shareholders" | Qualifying Shareholders whose Ordinary Shares on the register of members of the Company at the close of business on the Record Date are in certificated form; |
| "Qualifying Shareholders" | holders of Ordinary Shares on the register of members of the Company at the close of business on the Record Date; |
| "Record Date" | close of business on 18 March 2009; |
| "Refinanced Bank Facilities" | means the Existing Bank Facilities together with the New Bank Facilities; |
| "Resolution" | the special resolution set out in the Notice of Extraordinary General Meeting; |
| "Restricted Jurisdictions" | the United States, Canada, Japan, the Republic of South Africa and Australia and any other jurisdiction outside the UK in which it would be unlawful or in contravention of certain regulations to offer the Nil Paid Rights or New Ordinary Shares under the Rights Issue; |
| "Rights Issue" | the proposed offer by way of rights of the New Ordinary Shares to Qualifying Shareholders at the Issue Price on the terms and subject to the conditions set out in the Prospectus and, in the case of Qualifying non-CREST Shareholders and Qualifying US Investors only, the Provisional Allotment Letter; |
| "Securities Act" | the United States Securities Act of 1933, as amended; |
| "Shareholders" | holders of Ordinary Shares; |
| "Underwriters" | each of Citigroup Global Markets U.K. Equity Limited, Barclays Bank PLC and RBS Hoare Govett Limited; and |
| "United Kingdom" or "UK" | the United Kingdom of Great Britain and Northern Ireland; |

**Glossary**

| | |
|---|---|
| gaming machines | electronic machines into which customers insert coins to play games of chance; the March 2002 Government Paper differentiated these machines into four categories ranging from Category D with a maximum stake of 10p and maximum prize of £5 to Category A with unlimited stakes and prizes |
| LBO | licensed betting office |
| numbers betting | a type of fixed-odds wager in which customers place bets on the odds of one or more numbers being drawn from a pool of numbers |



END

MSCIIFEIFTIDFIA

**From:** William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
**Sent:** 27 February 2009 12:24
**To:** Sue Adler
**Subject:** Hemscott News Alert - William Hill PLC

RNS Number : 9837N
William Hill PLC
27 February 2009

William Hill PLC

27 February 2009

REGULATORY ANNOUNCEMENT

ANNUAL REPORT AND ACCOUNTS PUBLICATION LODGED WITH THE FINANCIAL SERVICES AUTHORITY

William Hill PLC (WMH.L) announces in accordance with paragraph 9.6.3 of the Listing Rules, that two copies of its Annual Report and Accounts for the year ended 30 December 2008 have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at: Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS, telephone +44 (0) 20 7066 1000. In addition, the Annual Report and Accounts will shortly be available to view on the Company's website (www.williamhillplc.co.uk) or can be inspected at the Company's registered office at Greenside House, 50 Station Road, Wood Green, London N22 7TP.

Enquiries:

William Hill PLC

Lyndsay Wright, Head of Investor Relations

Tel: +44 (0) 20 8918 3600



END

ACSIFFSLFIIRFIA

**Sue Adler**

**From:** William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
**Sent:** 27 February 2009 16:02
**To:** Sue Adler
**Subject:** Hemscott News Alert - William Hill PLC

RECEIVED
2009 MAR -5 A 8:10

RNS Number : 0511O
William Hill PLC
27 February 2009

**William Hill PLC**

**Total Voting Rights**

On 27 February 2009 William Hill PLC had 347,907,117 issued ordinary shares of 10p each admitted to trading. Each ordinary share carries the right to one vote in relation to all circumstances at general meetings of the company. William Hill PLC holds 5,811,642 ordinary shares in treasury and the voting rights of these treasury shares are automatically suspended.

Enquiries:

Dennis Read    Deputy Company Secretary
020 8918 3723

This information is provided by RNS

END